                                                      Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-32870


PROSPECTUS

                                4,020,100 SHARES

                            PROVINCE HEALTHCARE LOGO

                                  COMMON STOCK
                             ---------------------

     We are offering 3,620,100 shares, and a selling stockholder is offering 400,000 shares. The underwriters are offering all 4,020,100 shares in the U.S. and Canada.

     Our shares are quoted on the Nasdaq National Market under the symbol "PRHC." On April 6, 2000, the last reported sale price for our common stock was $23.875 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS.
                             ----------------------

                                                         PER SHARE             TOTAL
                                                         ---------             -----
Public offering price..................................   $23.875           $95,979,888
Underwriting discount..................................     $1.19            $4,783,919
Proceeds, before expenses, to Province.................   $22.685           $82,121,969
Proceeds, before expenses, to the selling
  stockholders.........................................   $22.685            $9,074,000

     The underwriters may also purchase up to an additional 602,404 shares from us, and up to an additional 611 shares from a selling stockholder, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery on or about April 12, 2000.
                             ----------------------

MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON
           DEUTSCHE BANC ALEX. BROWN
                       FIRST UNION SECURITIES, INC.
                                  ROBERTSON STEPHENS
                                            WARBURG DILLON READ LLC
                             ----------------------

                 The date of this prospectus is April 6, 2000.

                           (Province Healthcare Map)

                               TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary.............................    3
Risk Factors...................................   10
Forward-Looking Statements.....................   17
Use of Proceeds................................   18
Dividend Policy................................   18
Price Range of Common Stock....................   19
Capitalization.................................   20
Unaudited Pro Forma Condensed Consolidated
  Financial Statement..........................   21
Selected Consolidated Financial Data...........   23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................   24

                                                 PAGE
                                                 ----
Business.......................................   32
Government Reimbursement.......................   44
Health Care Regulation and Licensing...........   46
Management.....................................   50
Principal and Selling Stockholders.............   52
Description of Capital Stock...................   56
Underwriting...................................   58
Legal Matters..................................   60
Experts........................................   60
Where You Can Find Additional Information......   61
Incorporation of Certain Information by
  Reference....................................   61
Index to Financial Statements..................  F-1

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                               ABOUT OUR COMPANY
WHO WE ARE

     We own and operate acute care hospitals located in non-urban markets in eight states. We currently own or lease 15 general acute care hospitals with a total of 1,327 licensed beds. Our objective is to be the primary provider of quality health care services in the selected non-urban markets that we serve. We offer a wide range of inpatient and outpatient medical services as well as specialty services, including rehabilitation and home health care. We target hospitals for acquisition that are the sole or a primary provider of health care in non-urban communities. After acquiring a hospital, we implement a number of strategies designed to improve financial performance. These strategies include improving hospital operations, expanding the breadth of services and recruiting physicians to increase market share. We also provide management services to 48 primarily non-urban hospitals in 18 states and Puerto Rico with a total of 3,584 licensed beds. For the year ended December 31, 1999, we had, on a pro forma basis to reflect full-year results for hospitals we acquired during such period, net operating revenue of $415.3 million, and EBITDA, the sum of income before income taxes, interest, depreciation and amortization and minority interest, of $68.9 million. During this period, our owned and leased hospitals accounted for 94.2% of net operating revenue.

THE NON-URBAN HEALTH CARE MARKET

     We believe that non-urban areas are attractive markets. Because non-urban service areas have smaller populations, there are generally only one or two hospitals in each market. We believe the size and demographic characteristics of non-urban markets and the relative strength of many rural hospitals also make non-urban markets less attractive to HMOs, other forms of managed care, and alternate site providers, such as outpatient surgery, rehabilitation or diagnostic imaging centers.

     Despite these attractive characteristics for health care service providers, many not-for-profit and governmental operators of non-urban hospitals are under increasing pressure arising from capital constraints, limited management resources and the challenges of managing in a complex health care regulatory environment. This combination of factors may result in a limited range of services being available locally in any non-urban market. As a result, patients by choice or physician direction may obtain care outside of their community. This outmigration often leads to the non-urban hospital's deteriorating operating performance, further limiting its ability to address the issues that initially led to these pressures. Ultimately, these pressures can force owners to sell or lease their hospitals to companies, like us, that have greater financial and management resources coupled with proven operating strategies to address these issues and thereby serve the community better.

OUR COMPETITIVE STRENGTHS

     LEADING HEALTH CARE PROVIDER IN OUR MARKETS. Currently, 13 of our 15 owned or leased hospitals are the only provider of acute care services in their communities. Growing populations, combined with strong market positions, in the communities in which we operate provide us with attractive growth and operating improvement opportunities.

     FOCUSED AND DISCIPLINED ACQUISITION STRATEGY. We have a highly focused and disciplined acquisition strategy with well-defined criteria. We target acquisition candidates that:

     - have a minimum service area population of 20,000 with a stable employment base and growing population;

     - are the sole or a primary provider of health care services in the community;

     - have annual net patient revenue of at least $12.0 million; and

     - have financial performance that will benefit from our strategies for improving operations, revenues and profitability.

     DEMONSTRATED ABILITY TO INTEGRATE ACQUISITIONS SUCCESSFULLY AND IMPROVE OPERATING PERFORMANCE. All of the hospitals we have acquired over the past four years have been successfully integrated into our organization. We have a highly effective post-acquisition strategic plan which includes improving hospital operations, expanding the breadth of services and recruiting physicians. Our success in this regard is evidenced by our improving the consolidated EBITDA margin for the seven hospitals we have owned or leased since January 1, 1997 from 2.8% in the last full fiscal year prior to acquisition to 17.5% for the year ended December 31, 1999.

     PROVEN MANAGEMENT TEAM WITH SIGNIFICANT EXPERIENCE IN THE NON-URBAN HOSPITAL SECTOR. Our management team has extensive experience in acquiring, improving and managing hospitals in non-urban markets. Our top five executives have an average of over 20 years experience in the hospital sector, primarily with non-urban hospitals. Prior to founding our company, Martin S. Rash, our Chairman, Chief Executive Officer and President, was the Chief Operating Officer of Community Health Systems, Inc., an owner and operator of non-urban hospitals. Richard D. Gore, our Vice Chairman and Chief Financial Officer, previously served as Vice President and Controller of Quorum Health Group, Inc., an owner and operator of acute care hospitals. During their careers these two executives have been involved in the acquisition of over 68 hospitals. John M. Rutledge, our Executive Vice President and Chief Operating Officer, and James T. Anderson, our Senior Vice President of Acquisitions and Development, previously served as Regional Vice President/Group Director and as Vice President/Group Director of Community Health Systems, Inc., respectively, reporting directly to Mr. Rash. Howard T. Wall III, our Senior Vice President and General Counsel, previously served as a member of Waller Lansden Dortch & Davis, a law firm based in Nashville, Tennessee, where he chaired the health care group.

BUSINESS STRATEGY

     The key elements of our business strategy are to:

     ACQUIRE HOSPITALS IN ATTRACTIVE NON-URBAN MARKETS. We seek to acquire hospitals that are the sole or a primary provider of health care services in their markets and that present us the opportunity to increase profitability and market share. We believe there are approximately 1,100 non-urban hospitals in the United States that meet our acquisition criteria, and our goal is to acquire two to four of these hospitals each year.

     IMPROVE HOSPITAL OPERATIONS. Following the acquisition of a hospital, we augment local management with appropriate operational and financial managers and install our standardized information system. The local management team implements appropriate expense controls, manages staffing levels according to patient volumes, reduces supply costs by requiring strict compliance with our supply arrangements, and renegotiates certain vendor contracts. By implementing this strategy, we seek to improve operating performance at each of the hospitals we acquire.

     EXPAND BREADTH OF SERVICES TO INCREASE LOCAL MARKET SHARE AND REDUCE PATIENT OUTMIGRATION. We seek to provide additional health care services and programs in response to community needs. These services may include specialty inpatient, outpatient and rehabilitation. We also may make capital investments in technology and the physical plant to improve both the quality of health care and the reputation of the hospital in the community. By providing a broader range of services in a more attractive setting, we enable residents in our markets to seek care in our hospitals, thereby stemming patient outmigration and increasing hospital revenues.

     RECRUIT PHYSICIANS. We believe that recruiting physicians to local communities is key to increasing the quality of health care and breadth of available services. We work with the local hospital board, management and medical staff to determine the number and type of additional physicians needed in the community. Our corporate physician recruiting staff then assists the local management team in identifying and recruiting specific physicians to the community to meet those needs. During 1998, we recruited 54 new physicians, and for the year ended December 31, 1999, we recruited 49 additional physicians. Approximately 60% of the physicians recruited in 1998 and 1999 were primary care physicians and approximately 40% were specialty care physicians. We believe that expansion of services in our hospitals also should assist in future physician recruiting efforts.

OUR FORMATION

     We were founded in February 1996 by Golder, Thoma, Cressey, Rauner Fund IV, L.P. and Martin S. Rash to acquire and operate hospitals in non-urban markets. We acquired our first hospital, Memorial Mother Frances Hospital in Palestine, Texas, in July 1996. In December 1996, we acquired Brim, Inc., an owner and operator of non-urban hospitals, in a transaction accounted for as a reverse acquisition. Because we had been in existence for less than a year at December 31, 1996, and because Brim, Inc. had been in existence for several years, we are considered the successor to Brim, Inc.'s operations. We completed an initial public offering on February 10, 1998, and a follow-on equity offering on July 8, 1998. Our common stock is quoted on the Nasdaq National Market under the symbol "PRHC."

RECENT DEVELOPMENTS

     Since January 1, 1999, we have completed the acquisitions of six hospitals and announced the signing of an agreement to acquire one additional hospital. A brief description of each of these acquisitions follows:

     On February 22, 1999, we entered into a special services agreement for the lease of Eunice Community Medical Center, a 91-bed general acute care facility, located in Eunice, Louisiana, by purchasing certain assets totaling $4.9 million and assuming certain liabilities and entering into a ten-year lease agreement, with a five-year renewal option, totaling $0.8 million. Eunice is located approximately 50 miles northwest of Lafayette. The total service area consisting of St. Landry Parish has a population of approximately 100,000. Eunice Community Medical Center had revenue of $13.0 million in the most recent fiscal year prior to acquisition.

     On April 12, 1999, we acquired Glades General Hospital, a 73-bed, full service, general acute care facility, located in Belle Glade, Florida, by purchasing certain assets totaling $17.2 million and assuming certain liabilities totaling $4.9 million. The facility is located 45 miles west of West Palm Beach on the southeast corner of Lake Okeechobee. The total service area population is approximately 36,000. Glades General Hospital had revenue of $25.0 million in the most recent fiscal year prior to acquisition.

     On June 1, 1999, we acquired Doctors' Hospital of Opelousas, a 133-bed general acute care facility, located in Opelousas, Louisiana, by purchasing certain assets totaling $25.7 million and assuming certain liabilities totaling $2.8 million. The hospital is approximately 21 miles east of Eunice, Louisiana where we operate a 91-bed health care facility and approximately 22 miles north of Lafayette. Opelousas is the parish seat with a population of approximately 21,000 in the city of Opelousas. The total service area consisting of St. Landry Parish has a population of approximately 100,000. Doctors' Hospital of Opelousas had net patient revenue of $24.9 million in the most recent fiscal year prior to acquisition.

     On October 1, 1999, we acquired assets totaling $82.5 million and assumed liabilities totaling $4.2 million of Minden Medical Center, a 124-bed general acute care hospital located in Minden, Louisiana and Trinity Valley Medical Center, a 153-bed general acute care hospital facility, located in Palestine, Texas. Minden is approximately 28 miles from Shreveport, and has a total service area population of approximately 64,000. Palestine, a community of approximately 19,000 residents, is located 50 miles from Tyler, Texas, roughly equidistant from Dallas and Houston. The total service area population for Trinity Valley Medical Center, which has subsequently been renamed Palestine Regional Medical Center, is approximately 104,000. These facilities had combined revenue of $60.6 million in the most recent fiscal year prior to acquisition.

     On February 15, 2000, we entered into a long term lease agreement for the City of Ennis Hospital, a 45-bed general acute care facility, located in Ennis, Texas, approximately 35 miles southeast of Dallas. The total service area, consisting of Ennis and surrounding Ellis County, has a population of approximately 85,000. The long-term lease totals $3.0 million over a 30-year period. The hospital was previously operated by Baylor Healthcare System, which had closed inpatient services at the time of the commencement of the lease. We expect to have the hospital operating as a full service acute care facility in the second quarter of 2000.

     On April 3, 2000, we announced that we had entered into an agreement to lease the Bolivar Medical Center, a 200-bed general acute care facility, located in Cleveland, Mississippi. The facility is located approximately 40 miles from Clarksdale, Mississippi, 50 miles from Greenwood, Mississippi, and 100 miles from Memphis, Tennessee. The total service area population is approximately 55,000. The long-term lease has a 40-year term with prepaid rent of $26.4 million. Bolivar Medical Center had annual revenues of approximately $30 million. The closing of the transaction, which is currently scheduled for April 14, 2000, is subject to customary closing conditions, including receipt of regulatory approvals.

PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at 105 Westwood Place, Suite 400, Brentwood, Tennessee 37027, and our telephone number is (615) 370-1377. You may also obtain additional information about the company from our website (www.provincehealthcare.com). Information contained on our website is not part of this prospectus.

                                  THE OFFERING

Common stock offered:

     By Province..............   3,620,100 shares

     By a selling
       stockholder...........    400,000 shares
                                 --------------

Total.........................   4,020,100 shares

Shares outstanding after the
  offering....................   19,533,082 shares

Use of proceeds...............   Our net proceeds from this offering without
                                 exercise of the over-allotment option will be approximately $81,521,969. We intend to use these net proceeds to repay outstanding indebtedness under our credit facility, thereby increasing the amount available for borrowing under that facility, which we intend to use:

                                   - to fund future acquisitions;

                                   - to fund working capital; and

                                   - for general corporate purposes.

                                 We will not receive any of the proceeds from the sale of shares by the selling stockholder, which will total $9,074,000.

Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market
  symbol......................   PRHC

     The number of shares outstanding after the offering excludes 2,423,804 shares reserved for issuance under our stock option plan, of which options to purchase 1,576,001 shares at an average exercise price of $15.76 have been granted and are outstanding as of April 4, 2000. The number of shares outstanding after the offering also excludes 217,498 shares reserved for issuance under our employee stock purchase plan. This number also assumes that the underwriters' over-allotment option is not exercised. We and one additional stockholder of our company have granted an option to the underwriters to purchase up to an aggregate of 603,015 shares of common stock to cover over-allotments, if any. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 602,404 shares and the additional stockholder will sell an additional 611 shares.

            SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED
                          FINANCIAL AND OPERATING DATA

     The following summary historical and pro forma condensed consolidated financial information should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Statement," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of income data set forth below for the years ended December 31, 1997, 1998 and 1999 are derived from and qualified by reference to our audited consolidated financial statements, which appear elsewhere in this prospectus. The summary pro forma information does not purport to represent what our results actually would have been if these events had occurred at the date indicated, nor does this information purport to project our results for any future period.

                                                                                          PRO FORMA
                                                        YEAR ENDED DECEMBER 31,          YEAR ENDED
                                                  -----------------------------------   DECEMBER 31,
                                                    1997         1998         1999         1999(1)
                                                  ---------    ---------    ---------   -------------
                                                   (DOLLARS IN THOUSANDS, OTHER THAN PER SHARE DATA)
INCOME STATEMENT DATA(2):
Net operating revenue...........................  $170,527     $238,855     $346,692      $415,277
Net income......................................     4,075       10,007       14,501        18,617
Net income (loss) to common shareholders........    (1,002)       9,311       14,501        18,617
Net income (loss) per share to common
  shareholder-diluted...........................     (0.17)        0.68         0.91          0.95
Cash dividends declared per common share........        --           --           --            --

OPERATING DATA(2):
EBITDA(3).......................................  $ 23,847     $ 42,098     $ 59,461      $ 68,923
Capital expenditures............................    15,557       15,545       20,890        20,890
Number of hospitals at end of period............         8           10           14            14
Admissions......................................    15,142       21,538       32,509        32,509

BALANCE SHEET DATA (AT END OF PERIOD)(2):
Total assets....................................  $176,461     $339,377     $502,213      $502,213
Total long-term obligations, including current
  maturities....................................    89,096      136,098      262,215       180,693
Mandatory redeemable preferred stock............    50,162           --           --            --
Common stockholders' equity (deficit)...........    (1,056)     169,191      184,359       265,881

---------------

(1) The pro forma balance sheet data as of December 31, 1999 gives effect to the sale of the shares of our common stock offered hereby and the application of the estimated net proceeds from the sale of the common stock to the repayment of debt as described in "Use of Proceeds," as if all such transactions had been completed as of December 31, 1999. The pro forma income statement data for the year ended December 31, 1999 gives effect to our acquisitions of Eunice Community Medical Center, Glades General Hospital, Doctors' Hospital of Opelousas, Minden Medical Center and Trinity Valley Medical Center, and the sale by us of 3,620,100 shares of common stock offered hereby and the application of $81,521,969, the approximate net proceeds from the sale of the common stock, to the repayment of debt as described in "Use of Proceeds," as if all such transactions had been completed as of January 1, 1999. The pro forma income statement data does not include our acquisition of the City of Ennis Hospital in February 2000, because it was not a significant acquisition.

(2) The financial and operating data for the periods presented are not strictly comparable because of the significant effect that acquisitions have had on such data. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Acquisitions and Divestitures" and
    Note 3 of our consolidated financial statements included elsewhere in this prospectus.

                                         (footnotes continued on following page)

(footnotes continued from prior page)

(3) EBITDA represents the sum of income before income taxes, interest, depreciation and amortization and minority interest. We understand that industry analysts generally consider EBITDA to be one measure of the financial performance of a company that is presented to assist investors in analyzing the operating performance of a company and its ability to service debt. We believe that an increase in EBITDA level is an indicator of our improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. EBITDA, however, is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of operating performance or to cash flows from operating, investing, or financing activities as a measure of liquidity. Given that EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in our common stock. Some of the following factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also constrain our business and operations.

     If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

A SIGNIFICANT PORTION OF OUR REVENUE IS DEPENDENT ON MEDICARE AND MEDICAID PAYMENTS, AND POSSIBLE REDUCTIONS IN MEDICARE OR MEDICAID PAYMENTS IN THE FUTURE OR THE IMPLEMENTATION OF OTHER MEASURES TO REDUCE REIMBURSEMENTS MAY REDUCE OUR REVENUE.

     In 1999, 68.6%, and in 1998, 68.9%, of our revenue was derived from the Medicare and Medicaid programs, which are highly regulated and subject to frequent and substantial changes. The Federal Balanced Budget Act of 1997, which established a plan to balance the federal budget by fiscal year 2002, includes significant reductions in spending levels for the Medicare and Medicaid programs, including:

     - payment reductions for inpatient and outpatient hospital services;

     - establishment of a prospective payment system for hospital outpatient services, skilled nursing facilities and home health agencies under Medicare; and

     - repeal of the federal payment standard often referred to as the "Boren Amendment" for hospitals and nursing facilities, which could result in lower Medicaid reimbursement rates.

     A number of states also are considering legislation designed to reduce their Medicaid expenditures and to provide universal coverage and additional care. In addition, private payers increasingly are attempting to control health care costs through direct contracting with hospitals to provide services on a discounted basis, increased utilization review and greater enrollment in managed care programs such as health maintenance organizations and preferred provider organizations. We believe that hospital operating margins have been, and may continue to be, under significant pressure because of deterioration in pricing flexibility, changes in payer mix and growth in operating expenses in excess of the increase in prospective payments under the Medicare program.

     In recent years, an increasing number of proposals have been introduced in Congress and in some state legislatures to make major changes in the health care system. While the rate of increase in the payments we receive for our services may be reduced as a result of future federal and state legislation, it is uncertain at this time what health care reform legislation may ultimately be enacted or whether other changes in health care programs will occur. We believe that large additional reductions in the payments we receive for our services could reduce our overall revenues.

OUR FUTURE REVENUE AND PROFITABILITY MAY BE CONSTRAINED BY FUTURE HEALTH CARE COST CONTAINMENT INITIATIVES UNDERTAKEN BY PURCHASERS OF HEALTH CARE SERVICES.

     The competitive position of our hospitals is affected by the increasing number of initiatives undertaken during the past several years by major purchasers of health care, including federal and state governments, insurance companies and employers to revise payment methodologies and monitor health care expenditures in order to contain and reduce health care costs. As a result of these initiatives, organizations offering prepaid and discounted medical services packages may represent an increasing portion of our patient admissions and may negotiate increased discounts resulting in reduced hospital revenue growth. If we are unable to lower costs through increased operational efficiencies and the trend toward declining reimbursements and payments continues, our future revenue and profitability will be constrained.

WE ARE SUBJECT TO GOVERNMENTAL REGULATION. WE MAY BE SUBJECTED TO ALLEGATIONS THAT WE FAILED TO COMPLY WITH GOVERNMENTAL REGULATIONS WHICH MAY RESULT IN SANCTIONS THAT REDUCE OUR REVENUE AND PROFITABILITY.

     The health care industry is subject to extensive federal, state and local laws, including regulations with respect to:

     - licensure;

     - conduct of operations;

     - ownership of facilities;

     - addition of facilities and services; and

     - prices for services.

     These laws and regulations are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of those laws. In particular, Medicare and Medicaid antifraud and abuse provisions, known as the "anti-kickback statute," prohibit certain business practices and relationships related to items or services reimbursable under Medicare, Medicaid and other federal health care programs, including the payment or receipt of remuneration to induce or arrange for the referral of patients covered by a federal or state health care program.

     U.S. Department of Health and Human Services regulations describe some of the conduct and business relationships immune from prosecution under the anti-kickback statute. We try to structure each of our business arrangements to fit within or as close as possible to one of these safe harbors. However, because there are a limited number of safe harbors that often apply only to a very limited scope of activity, not all legal arrangements fit within safe harbors. The fact that a given business arrangement falls outside one of these statutory safe harbors does not render the arrangement illegal; however, business arrangements of health care service providers that fail to satisfy the applicable safe harbors criteria risk scrutiny by enforcement authorities.

     Regulatory authorities that enforce the anti-kickback statute could determine that any of our hospitals' arrangements not meeting safe harbor criteria violate the anti-kickback statute or other federal laws. Such a determination could subject us to liabilities under the Social Security Act, including:

     - criminal penalties;

     - civil monetary penalties; and/or

     - exclusion from participation in Medicare, Medicaid or other federal health care programs, any of which could impair our ability to operate one or more of our hospitals or to operate profitably.

     The Health Insurance Portability and Accountability Act of 1996, which became effective January 1, 1997, added new anti-fraud and abuse laws that include all health care services, whether or not they are reimbursed under a federal or state program, and creates new enforcement mechanisms to combat fraud and abuse, including an incentive program under which individuals can receive up to $1,000 for providing information on Medicare fraud and abuse that leads to the recovery of at least $100 of Medicare funds. This statute also requires hospitals and other providers to implement measures to ensure the privacy of patients' medical records. We may incur additional expenses in order to comply with the new standards, although we cannot foresee the extent of our costs for implementing the requirements at this stage.

     In addition, the portion of the Social Security Act commonly known as the "Stark law" prohibits physicians from referring Medicare or Medicaid patients to certain providers of designated health services if the physician or a member of his immediate family has an ownership interest or compensation arrangement with that provider. Sanctions for violating the Stark law include civil money penalties and possible exclusion from the Medicare program.

     Many states have adopted or are considering similar anti-kickback and physician self-referral legislation, some of which extends beyond the scope of the federal law to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care.

     Some states require prior approval for the purchase, construction and expansion of health care facilities, based upon a state's determination of need for additional or expanded health care facilities or services. Such determinations, embodied in certificates of need issued by governmental agencies with jurisdiction over health care facilities, may be required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Two states in which we currently own hospitals, Florida and Nevada, have certificate of need laws. The failure to obtain any required certificate of need could impair our ability to operate or expand operations in any state.

     The laws, rules and regulations described above are ever-changing, complex and subject to interpretation. We exercise care in structuring arrangements with physicians and other referral sources to comply in all material respects with applicable laws. It is possible, however, that government officials charged with responsibility for enforcing such laws could assert that we or certain transactions in which we are involved, are in violation of such laws. It is also possible that such laws ultimately could be interpreted by the courts in a manner inconsistent with our interpretations. In the event of a determination that we are in violation of such laws, rules or regulations, or if further changes in the regulatory framework occur, any such determination or changes could result in monetary or punitive sanctions or exclusion from governmental programs, either of which would impair our ability to operate profitably. See "Government Reimbursement" and "Health Care Regulation and Licensing" for a detailed discussion of laws and regulations affecting our business.

PROVIDERS IN THE HOSPITAL INDUSTRY HAVE BEEN THE SUBJECT OF FEDERAL AND STATE INVESTIGATIONS, AND WE MAY BECOME SUBJECT TO SUCH INVESTIGATIONS IN THE FUTURE.

     Significant media and public attention has recently been focused on the hospital industry due to ongoing investigations related to certain referral, cost reporting and billing practices, laboratory and home health care services and physician ownership and joint ventures involving hospitals. Both federal and state government agencies have announced heightened and coordinated civil and criminal enforcement efforts. In addition, the Office of the Inspector General of the U.S. Department of Health and Human Services and the Department of Justice have from time to time established enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Recent initiatives include a focus on hospital billing for outpatient charges associated with inpatient services, as well as hospital laboratory billing practices.

     As part of our hospital operations, we operate laboratories and provide some home health care services. We also have significant Medicare and Medicaid billings. Although we monitor our billing practices and hospital practices to maintain compliance with prevailing industry interpretations of applicable law and believe that our current practices are consistent with current industry practices, government investigations or interpretations inconsistent with industry practices could occur. In public statements, governmental authorities have taken positions on issues for which little official interpretation had been available previously, such as the legality of physician ownership in health care facilities in which they perform services and the propriety of including marketing costs in the Medicare cost report of hospital-affiliated home health agencies. Some of these positions appear to be inconsistent with practices that have been common within the industry and which have not previously been challenged in this manner. Moreover, some government investigations that have in the past been conducted under the civil provisions of federal law are now being conducted as criminal investigations under the Medicare fraud and abuse laws. We have reviewed the current billing practices at all of our facilities in light of these investigations and do not believe that any of our facilities are taking positions on reimbursement issues that are contrary to the government's position on these issues. Moreover, none of our hospitals currently have physician investors, although we may have physician investors in the future. Nevertheless, we cannot predict whether we or other hospital operators will be the subject of future investigations or inquiries. See "Health Care Regulation and Licensing" and "Business -- Regulatory Compliance Program."

WE MAY NEED TO OBTAIN ADDITIONAL FINANCING IN ORDER TO FUND OUR ACQUISITION PROGRAM AND CAPITAL EXPENDITURES, AND WE CANNOT BE SURE THAT ADDITIONAL FINANCING WILL BE AVAILABLE WHEN NEEDED.

     Our acquisition program requires substantial capital resources. The operations of our existing hospitals require ongoing capital expenditures for renovation, expansion and the addition of medical equipment and technology utilized in the hospitals. For example, we are undertaking an expansion of Lake Havasu Regional Medical Center that we anticipate will cost approximately $26 million. Also, we have committed to build a replacement facility for Elko General Hospital that we estimate will cost approximately $30 million. Further, if specified operating targets are achieved, we have agreed to build replacement facilities for Eunice Community Medical Center and Glades General Hospital. These two facilities are expected to cost approximately $20 million and $25 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     We may need to incur additional indebtedness and may issue, from time to time, debt or equity securities to fund any of these expenditures. We cannot assure you that sufficient financing will be available to us on satisfactory terms or that our level of indebtedness may not restrict our ability to borrow additional funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

OUR GROWTH STRATEGY DEPENDS ON ACQUISITIONS, AND WE MAY NOT BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY OR ACQUIRE HOSPITALS THAT MEET OUR TARGET CRITERIA. WE MAY ALSO HAVE DIFFICULTIES ACQUIRING HOSPITALS FROM NON-PROFIT ENTITIES DUE TO REGULATORY SCRUTINY.

     A key element of our growth strategy is expansion through the acquisition of acute care hospitals in attractive non-urban markets. We face competition for acquisitions primarily from other for-profit health care companies as well as not-for-profit entities. Some of our competitors have greater financial and other resources than we do. If we are able to make acquisitions, there can be no assurance that we will be able to implement our growth strategy successfully or manage our expanded operations effectively and profitably. In general, we cannot assure you that we will be able to acquire hospitals that meet our target criteria on satisfactory terms, if at all, nor can we offer guarantees as to the number of acquisitions we will make during a period of time.

     Hospital acquisitions generally require a longer period to complete than acquisitions in many other businesses and are subject to additional regulatory uncertainty. In recent years, the legislatures and attorneys general of some states have shown a heightened level of interest in transactions involving the sale of hospitals by not-for-profit entities. Although the level of interest varies from state to state, the trend is to provide for increased governmental review, and in some cases approval, of transactions in which not-for-profit entities sell a health care facility. Attorneys general in certain states, including California, where we own or lease four hospitals, have been especially active in evaluating these transactions. Although we have not yet been adversely affected as a result of these trends, such increased scrutiny may increase the difficulty or prevent the completion of transactions with not-for-profit organizations in certain states in the future, and may affect our ability to exercise existing purchase options for hospitals, including our hospital in Blythe, California, where our lease expires in December 2002.

OUR REVENUE IS HEAVILY CONCENTRATED IN CALIFORNIA AND ARIZONA, WHICH MAKES US PARTICULARLY SENSITIVE TO REGULATORY AND ECONOMIC CHANGES IN THOSE STATES.

     Four of our 15 owned or leased hospitals are located in California. For the years ended December 31, 1999, 1998 and 1997, these hospitals accounted for 22.7%, 33.4% and 40.9% of our net operating revenue, respectively, making us particularly sensitive to economic, competitive and regulatory conditions in California.

     California has created a voluntary health insurance purchasing cooperative that seeks to make health care coverage more affordable for businesses with five to 50 employees and changed the payment system for participants in its Medicaid program in certain counties from fee-for-service arrangements to managed care plans. While none of our hospitals are located in the counties converted to managed care, if the state is able to implement managed care successfully in these counties, this initiative could be expanded throughout the state. Reduction in reimbursement levels in California, including reductions resulting from the implementation of managed care, could significantly reduce our operating revenue from our California operations.

     We also own Lake Havasu Regional Medical Center, which accounted for approximately 17.6% and 15.7% of our net operating revenue for the years ended December 31, 1999 and 1998, respectively. Similarly, this concentration of revenue in Arizona makes us particularly sensitive to economic, competitive and regulatory conditions in Arizona.

OUR CALIFORNIA HOSPITALS MUST COMPLY WITH CALIFORNIA SEISMIC STANDARDS WHICH MAY REQUIRE US TO MAKE SIGNIFICANT CAPITAL EXPENDITURES.

     California has a statute and regulations that require hospitals to meet seismic performance standards. Regulated hospitals that do not meet the standards may be required to retrofit certain facilities. California law requires that owners of regulated hospitals evaluate their facilities and develop a plan and schedule for complying with the standards. We are required to conduct engineering studies of our California facilities to determine whether and to what extent modifications to our facilities will be required. Compliance plans, if necessary, must be filed with the State of California by 2002. Any facilities not currently in compliance with the seismic regulations and standards must be brought into compliance by 2008. We may have to make significant capital expenditures to comply with the seismic standards, which could impact our earnings. See "Health Care Regulation and Licensing -- California Seismic Standards."

OUR PERFORMANCE DEPENDS ON OUR ABILITY TO RECRUIT AND RETAIN QUALITY PHYSICIANS AND OTHER HEALTH CARE PROFESSIONALS AT OUR HOSPITALS.

     The success of our owned or leased hospitals depends on the following factors:

     - the number and quality of the physicians on the medical staff of, or who admit patients to, our hospitals;

     - the admissions practices of those physicians; and

     - the maintenance of good relations between our company and such physicians.

     We generally do not employ physicians, and most of our staff physicians have admitting privileges at other hospitals. Only a limited number of physicians are interested in practicing in the non-urban communities in which our hospitals are located, and the loss of physicians in these communities, or inability to recruit physicians to these communities, could make it more difficult to attract patients to our hospitals and could affect our profitability. The operations of our hospitals also may be affected by the shortage of nurses and other health care professionals in these communities. See "Business -- Employees and Medical Staff."

WE DEPEND SIGNIFICANTLY ON KEY PERSONNEL, AND LOSS OF THE SERVICES OF ONE OR MORE OF OUR KEY SENIOR OR LOCAL MANAGEMENT PERSONNEL WOULD WEAKEN OUR MANAGEMENT TEAM AND OUR ABILITY TO DELIVER HEALTH CARE SERVICES EFFICIENTLY.

     Our success largely depends on the skills, experience and efforts of our senior management. Our operations also are dependent on the efforts, ability and experience of key members of our local management staff. The loss of services of one or more members of our senior management or of a significant portion of any of our local management staff could weaken significantly our management expertise and our ability to deliver health care services efficiently. We do not maintain key man life insurance policies on any of our officers. See "Management."

OTHER HOSPITALS PROVIDE SIMILAR SERVICES, WHICH MAY RAISE THE LEVEL OF COMPETITION FACED BY OUR HOSPITALS.

     Our hospitals face competition from larger tertiary care centers, outpatient service providers and other non-urban hospitals in our service areas, which provide similar services to those offered by our hospitals.

Some of the hospitals that compete with ours are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions, and can finance capital expenditures and operations on a tax-exempt basis. Some of these competitors are larger, may be more established and may have more capital and other resources than we do. Many of our hospitals attempt to attract patients from surrounding counties and communities, including communities in which a competing hospital exists. If our competitors are able to finance capital improvements and expand services at their facilities, we may be unable to attract patients away from these hospitals. See "Business -- Competition."

WE MAY BE SUBJECT TO LIABILITIES BECAUSE OF CLAIMS BROUGHT AGAINST OUR OWNED AND LEASED HOSPITALS.

     In recent years, plaintiffs have brought actions against hospitals and other health care providers, alleging malpractice, product liability or other legal theories. Many of these actions involved large claims and significant defense costs. We maintain professional malpractice liability insurance and general liability insurance in amounts that management believes are sufficient for its operations to cover claims arising out of the operations of its owned and leased hospitals. Some of the claims, however, could exceed the scope of the coverage in effect or coverage of particular claims could be denied. While our professional and other liability insurance has been adequate in the past to provide for liability claims, there can be no assurance that such insurance will continue to be available for us to maintain adequate levels of insurance.

WE MAY BE SUBJECT TO LIABILITIES BECAUSE OF CLAIMS ARISING FROM OUR HOSPITAL MANAGEMENT ACTIVITIES.

     We may be subject to liabilities from the acts, omissions and liabilities of the employees of hospitals we manage or from the actions of our employees in connection with the management of such hospitals. Our hospital management contracts generally require the hospitals we manage to indemnify us against certain claims and to maintain specified amounts of insurance, however, we cannot assure you that the hospitals will maintain such insurance or that such indemnities will be available. Recently, other hospital management companies have been subject to complaints alleging that these companies violated certain laws on behalf of hospitals they managed. In some cases, plaintiffs brought actions against the managing company instead of, or in addition to, their individually managed hospital clients for these violations. We cannot provide assurance our managed hospitals or other third parties will hold us harmless for any losses they incur arising out of the acts, omissions and liabilities of the employees of the hospitals we manage. If the courts determine that we are liable for amounts exceeding the limits of any insurance coverage or for claims outside the scope of that coverage or any indemnity, or if any indemnity agreement is determined to be unenforceable, then the resulting liability could affect adversely our business, results of operations and financial condition.

OUR SUBSTANTIAL LEVERAGE COULD ADVERSELY AFFECT OUR ABILITY TO RUN OUR BUSINESS.

     We have now and will continue to have a significant amount of indebtedness. As adjusted for the offering, we expect to have $178.5 million of long-term obligations outstanding, net of current maturities, and to have additional availability under our credit facility of $118.0 million. This indebtedness could have important consequences to you. For example, it could:

     - limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes;

     - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the funds available to us for working capital, capital expenditures, acquisitions and general corporate purposes;

     - make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

     - place us at a competitive disadvantage compared to our competitors that have less debt; and

     - limit our ability to borrow additional funds.

RESTRICTIVE DEBT COVENANTS IN OUR CREDIT FACILITY LIMIT OUR OPERATIONAL AND CAPITAL FLEXIBILITY.

     Our credit facility contains significant covenants that, among other things, restrict our ability to:

     - dispose of assets;

     - incur additional indebtedness;

     - pay dividends on or repurchase our capital stock;

     - merge or consolidate; and

     - engage in transactions with affiliates.

     These restrictions could adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in the best interests of our stockholders.

     Also, our credit facility requires us to maintain compliance with the financial ratios included in that facility. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our credit facility. If a default were to occur, the lenders could require us to repay all borrowings outstanding under our credit facility or require us to apply all of our available cash to repay these borrowings. We cannot assure you that, if the indebtedness under our credit facility were accelerated, our assets would be sufficient to repay this indebtedness.

WE HAVE NEVER PAID A DIVIDEND ON OUR COMMON SHARES AND HAVE NO CURRENT PLANS TO DO SO.

     During our existence, we have never paid a cash dividend, and we do not anticipate paying any cash dividend in the foreseeable future. Our credit facility also restricts the payment of cash dividends. If we incur any future indebtedness to refinance our existing indebtedness or to fund our future growth, our ability to pay dividends may be further restricted by the terms of such indebtedness.

SHARES ELIGIBLE FOR FUTURE SALE BY OUR CURRENT STOCKHOLDERS COULD ADVERSELY AFFECT OUR COMMON STOCK PRICE.

     Sales of a substantial number of shares of our common stock in the market could adversely affect the price of our common stock. After giving effect to the offering, we will have 19,533,082 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. Of these, 17,682,671 shares are beneficially owned by persons not affiliated with members of our board of directors and executive officers.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, including:

     - quarterly variations in operating results;

     - changes in financial estimates and recommendations by securities analysts;

     - the operating and stock price performance of other companies that investors may deem comparable;

     - news reports relating to trends in our markets;

     - acquisitions and financings; and

     - sales of blocks of stock by insiders.

     The majority of this volatility, however, is attributable to the current state of the stock market, in which wide price swings are common. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, our strategic objectives and the anticipated effects of the sale of our common stock. See "Prospectus Summary," "Risk Factors," "Business," "Government Reimbursement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to:

     - the highly competitive nature of the health care business;

     - the efforts of insurers, health care providers and others to contain health care costs;

     - possible changes in the Medicare program that may further limit reimbursements to health care providers and insurers;

     - changes in federal, state or local regulation affecting the health care industry;

     - the possible enactment of federal or state health care reform;

     - the departure of key members of our management;

     - claims and legal actions relating to professional liability;

     - our ability to implement successfully our acquisition and development strategy;

     - potential federal or state investigations;

     - fluctuations in the market value of our common stock;

     - changes in accounting practices;

     - changes in general economic conditions; and

     - other risk factors described in this prospectus.

     As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of our common stock in this offering, after deducting underwriters' discounts and estimated offering costs of $0.6 million, will be approximately $81.5 million. If the underwriters exercise their over-allotment option in full, the additional net proceeds to us will be approximately $13.7 million. We intend to utilize all of the proceeds of the offering to repay outstanding borrowings under our credit facility, thereby increasing the amount available for borrowing under that facility to fund future acquisitions, working capital and for general corporate purposes. As of April 6, 2000, we had borrowed approximately $252.3 million under the credit facility to fund acquisitions and working capital. These borrowings bear interest, at the Company's option, at adjusted base rates or at adjusted LIBOR rates, and have a final maturity on March 31, 2003. The weighted average interest rate at April 6, 2000 was 7.74%.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain our earnings for use in our business and therefore do not anticipate declaring or paying any cash dividends in the foreseeable future. Our credit facility prohibits us from paying dividends other than dividends paid in our common stock. Any future determination to declare or pay cash dividends will be made by our board of directors in light of our earnings, financial position, capital requirements, credit agreements and such other factors as our board of directors deems relevant at such time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of the notes to our consolidated financial statements.

                          PRICE RANGE OF COMMON STOCK

     We completed our initial public offering on February 10, 1998, at a price per share of $16.00. Prior to that date, no public market existed for our common stock. We completed a follow-on offering on July 8, 1998, at a price per share of $26.00. Our common stock is quoted on the Nasdaq National Market under the symbol "PRHC." The following table sets forth the range of high and low sales prices for our common stock for the periods indicated, as reported by the Nasdaq National Market.

                                                              HIGH      LOW
                                                              ----      ----
1998
First Quarter...............................................  $ 27 1/8  $ 18 7/8
Second Quarter..............................................    29 5/8    23
Third Quarter...............................................    37 1/4    25 3/8
Fourth Quarter..............................................    36        20 1/4

1999
First Quarter...............................................  $ 36      $ 13
Second Quarter..............................................    24 1/2    13 7/16
Third Quarter...............................................    20 3/16   10 1/2
Fourth Quarter..............................................    23 7/8    10 5/8

2000
First Quarter...............................................  $ 30 3/4  $ 19 3/4
Second Quarter (through April 6, 2000)......................    28 3/4    23 7/8

     On April 6, 2000, the last reported sales price for our common stock on the Nasdaq National Market was $23.875 per share. At April 4, 2000, there were 15,912,982 shares of our common stock held by approximately 311 holders of record. We believe our common stock is beneficially held by more than 400 individual stockholders.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 1999:

     - the capitalization of our company; and

     - the capitalization of our company as adjusted to reflect the sale of the shares of common stock offered hereby and the application of the estimated net proceeds to us from the sale of those shares, as if these transactions had occurred as of December 31, 1999.

     This table should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                               DECEMBER 31, 1999
                                                              -------------------
                                                                            AS
                                                               ACTUAL    ADJUSTED
                                                              --------   --------
                                                                (IN THOUSANDS)
Long-term obligations, less current maturities:
  Revolving credit facility.................................  $246,300   $164,778
  Capital lease obligations.................................     7,141      7,141
  Other long term obligations...............................     6,551      6,551
                                                              --------   --------
          Total long-term obligations, less current
           maturities.......................................   259,992    178,470
Stockholders' equity:
     Common stock, $0.01 par value; authorized: 25,000,000
      shares; issued and outstanding: 15,742,048 shares
      actual and 19,362,148 shares as adjusted..............       157        193
  Additional paid-in capital................................   163,593    245,079
  Retained earnings.........................................    20,609     20,609
                                                              --------   --------
          Total stockholders' equity........................   184,359    265,881
                                                              --------   --------
               Total capitalization.........................  $444,351   $444,351
                                                              ========   ========

     The table above excludes:

     - 1,576,001 shares of common stock issuable upon exercise of options outstanding at April 4, 2000 at a weighted average exercise price of $15.76 per share;

     - 847,803 shares of common stock reserved for future grant or issuance under our 1997 stock option plan; and

     - 217,498 shares of common stock reserved for issuance under our employee stock purchase plan.

              PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENT

     The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1999, gives effect to the following transactions, as if all such transactions had been completed as of January 1, 1999:

     - the acquisitions of Eunice Community Medical Center, Glades General Hospital, Doctors' Hospital of Opelousas, Minden Medical Center and Trinity Valley Medical Center; and

     - the sale of 3,620,100 shares of common stock in the offering at an offering price of $23.875 per share, and the application of the estimated net proceeds thereof to the repayment of debt as described in "Use of Proceeds".

     The pro forma condensed consolidated financial information presented herein does not purport to represent what our results of operations or financial position would have been had such transactions, in fact, occurred at the beginning of the period presented or to project our results of operations in any future period. The pro forma results of operations, which do not take into account certain operational changes we instituted upon the acquisition of our hospitals, are not necessarily indicative of the results that may be expected from such hospitals. The unaudited pro forma condensed consolidated statement of income should be read in conjunction with our audited consolidated financial statements, included elsewhere in this prospectus, and the financial statements of Doctors' Hospital of Opelousas and the combined financial statements of Minden Medical Center and Trinity Valley Medical Center, which are incorporated by reference to Current Reports on Forms 8-K/A previously filed by us with the Securities and Exchange Commission. The pro forma income statement data does not include our acquisition of the City of Ennis Hospital in February 2000, because it was not a significant acquisition. Certain reclassifications have been made in the acquired companies' historical financial statements, included in the pro forma financial statements, to conform to the presentation in our financial statements.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                   HISTORICAL(A)
                                 --------------------------------------------------
                                                                            MINDEN/    PRO FORMA     PRO FORMA
                                                                            TRINITY   ACQUISITION   ACQUISITIONS    OFFERING
                                 PROVINCE   EUNICE    GLADES    OPELOUSAS   VALLEY    ADJUSTMENTS   CONSOLIDATED   ADJUSTMENTS
                                 --------   -------   -------   ---------   -------   -----------   ------------   -----------
Revenue:
  Net patient service
    revenue....................  $323,319   $   712   $9,138     $11,440    $46,323                   $390,932
  Management and professional
    services...................    13,319        --       --          --         --                     13,319
  Reimbursable expenses........     6,668        --       --          --         --                      6,668
    Other......................     3,386        84      384          66        438                      4,358
                                 --------   -------   ------     -------    -------     -------       --------       -------
      Net operating revenue....   346,692       796    9,522      11,506     46,761                    415,277            --
Expenses:
  Salaries, wages and
    benefits...................   139,183       676    3,317       4,502     19,328                    167,006
  Reimbursable expenses........     6,668        --       --          --         --                      6,668
  Purchased services...........    39,454       312    1,286       1,889      5,642                     48,583
  Supplies.....................    38,931       163    1,050       1,614      5,271                     47,029
  Provision for doubtful
    accounts...................    25,572       228    2,015         368      4,058                     32,241
  Other operating expenses.....    30,222       268      466       1,263      3,939                     36,158
  Rentals and leases...........     7,201        32       80         119        434                      7,866
  Depreciation and
    amortization...............    19,734        18      205         628      2,277     $   391(b)      23,253
  Interest expense.............    13,901        66       18         638      6,582      (2,525)(c)     18,680       $(5,682)(e)
  Management fees..............        --        39       --         764         --                        803
  Minority interest............       166        --       --          --         --                        166
  Loss (gain) on sale of
    assets.....................        11        --       --          --         --                         11
                                 --------   -------   ------     -------    -------     -------       --------       -------
        Total expenses.........   321,043     1,802    8,437      11,785     47,531      (2,134)       388,464        (5,682)
                                 --------   -------   ------     -------    -------     -------       --------       -------
Income (loss) before income
  taxes........................    25,649    (1,006)   1,085        (279)      (770)      2,134         26,813         5,682
Income taxes (benefit).........    11,148        --       --          --         --         464(d)      11,612         2,266(d)
                                 --------   -------   ------     -------    -------     -------       --------       -------
Net income (loss)..............  $ 14,501   $(1,006)  $1,085     $  (279)   $  (770)    $ 1,670       $ 15,201       $ 3,416
                                 ========   =======   ======     =======    =======     =======       ========       =======
Net income per common share:
  Basic........................  $   0.92                                                             $   0.97
                                 ========                                                             ========
  Diluted......................  $   0.91                                                             $   0.95
                                 ========                                                             ========
Weighted-average shares:
  Basic earnings per common
    share......................    15,726                                                               15,726
  Diluted earnings per common
    share......................    16,012                                                               16,012


                                  PRO FORMA
                                 CONSOLIDATED
                                      AS
                                   ADJUSTED
                                 ------------
Revenue:
  Net patient service
    revenue....................    $390,932
  Management and professional
    services...................      13,319
  Reimbursable expenses........       6,668
    Other......................       4,358
                                   --------
      Net operating revenue....     415,277
Expenses:
  Salaries, wages and
    benefits...................     167,006
  Reimbursable expenses........       6,668
  Purchased services...........      48,583
  Supplies.....................      47,029
  Provision for doubtful
    accounts...................      32,241
  Other operating expenses.....      36,158
  Rentals and leases...........       7,866
  Depreciation and
    amortization...............      23,253
  Interest expense.............      12,998
  Management fees..............         803
  Minority interest............         166
  Loss (gain) on sale of
    assets.....................          11
                                   --------
        Total expenses.........     382,782
                                   --------
Income (loss) before income
  taxes........................      32,495
Income taxes (benefit).........      13,878
                                   --------
Net income (loss)..............    $ 18,617
                                   ========
Net income per common share:
  Basic........................    $   0.96
                                   ========
  Diluted......................    $   0.95
                                   ========
Weighted-average shares:
  Basic earnings per common
    share......................      19,346
  Diluted earnings per common
    share......................      19,632

---------------

(a) Historical financial information represents the period prior to acquisition as follows:
    Eunice -- January 1, 1999 through February 22, 1999
    Glades -- January 1, 1999 through April 11, 1999
    Opelousas -- January 1, 1999 through May 31, 1999
    Minden/Trinity Valley -- January 1, 1999 through September 30, 1999

(b) Reflects the elimination of the historical depreciation expense of the acquired companies, and the inclusion of our depreciation of property, plant and equipment and amortization of intangible assets.

(c) Reflects the elimination of the historical interest expense related to debt of the acquired companies not assumed in the acquisitions, and the inclusion of the interest expense related to the debt we incurred to finance the acquisitions.

(d) Reflects the inclusion of the income tax expense based on the combined federal and state statutory rate of 40.0%, applied to adjusted pre-tax income.

(e) Reflects the elimination of the interest expense related to the $81.5 million of long-term obligations to be repaid with the net proceeds of the offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of:

     - Our predecessor, Brim, Inc. as of and for the year ended December 31, 1995, and as of December 18, 1996 and for the period January 1, 1996 to December 18, 1996, and

     - Our company as of December 31, 1996, 1997, 1998 and 1999 and for the period February 2, 1996 to December 31, 1996 and the years ended December 31, 1997, 1998 and 1999. The selected financial information for the predecessor and our company has been derived from the audited consolidated financial statements of the predecessor and our company.

     The selected consolidated financial data are qualified by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, appearing elsewhere in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               BRIM
                                       (PREDECESSOR)(1)(2)               PROVINCE (SUCCESSOR)(1)(2)
                                      ----------------------   -----------------------------------------------
                                                   PERIOD        PERIOD
                                        YEAR       JAN. 1,       FEB. 2,                 YEAR ENDED
                                       ENDED        1996          1996                  DECEMBER 31,
                                      DEC. 31,   TO DEC. 18,   TO DEC. 31,    --------------------------------
                                        1995        1996          1996          1997        1998        1999
                                      --------   -----------   -----------    --------    --------    --------
INCOME STATEMENT DATA:
Net operating revenue...............  $101,214    $112,600      $ 17,255      $170,527    $238,855    $346,692
Income (loss) from continuing
  operations........................     3,369      (5,307)       (1,316)        4,075      10,007      14,501
Net income (loss)...................     3,105         708        (1,578)        4,075      10,007      14,501
Net income (loss) to common
  shareholders......................                              (1,750)       (1,002)      9,311      14,501
Net income (loss) per share to
  common shareholders -- diluted....                               (0.61)        (0.17)       0.68        0.91
Cash dividends declared per common
  share.............................                                  --            --          --          --
BALANCE SHEET DATA (AT END OF
  PERIOD):
Total assets........................  $ 50,888    $ 76,998      $160,521      $176,461    $339,377    $502,213
Long-term obligations, less current
  maturities........................     7,161      75,995        77,789        83,043     134,301     259,992
Mandatory redeemable preferred
  stock.............................     8,816      31,824        46,227        50,162          --          --
Common stockholders' equity
  (deficit).........................    15,366     (56,308)         (490)       (1,056)    169,191     184,359

---------------

(1) Our company was formed on February 2, 1996. On December 18, 1996, Brim, Inc. completed a leveraged recapitalization. Immediately thereafter on December 18, 1996, we acquired Brim, Inc. in a transaction accounted for as a reverse acquisition. Therefore, the assets and liabilities of Brim, Inc. were recorded at fair value as required by the purchase method of accounting, and the operations of Brim, Inc. were reflected in the operations of the combined enterprise from the date of acquisition. Because our company had been in existence for less than a year at December 31, 1996, and because Brim, Inc. had been in existence for several years, we were considered the successor to Brim, Inc.'s operations. The balance sheet data of Brim, Inc. as of December 18, 1996 represents the historical cost basis of Brim, Inc.'s assets and liabilities after the leveraged recapitalization but prior to the reverse acquisition.
(2) The financial data of the predecessor and successor for the periods presented are not strictly comparable due to the significant effect that acquisitions, divestitures and the recapitalization of Brim, Inc. have had on such data. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Acquisitions and Divestitures" and Note 3 of the notes to our consolidated financial statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

OVERVIEW

     We are a health care services company focused on acquiring and operating hospitals in attractive non-urban markets in the United States. As of December 31, 1999, we owned and operated 14 general acute care hospitals in eight states with a total of 1,282 licensed beds, and managed 48 hospitals in 18 states, plus Puerto Rico, with a total of 3,584 licensed beds. In addition, in February 2000, we entered into a long-term lease agreement for the City of Ennis Hospital, a 45-bed acute care facility located in Ennis, Texas.

     Our company was founded in February 1996 by Golder, Thoma, Cressey, Rauner Fund IV, L.P. and Martin S. Rash to acquire and operate hospitals in attractive non-urban markets. We acquired our first hospital, Memorial Mother Frances Hospital in Palestine, Texas, in July 1996.

     In December 1996, we acquired Brim, Inc. in a transaction accounted for as a reverse acquisition. Therefore, the assets and liabilities of Brim were recorded at fair value as required by the purchase method of accounting, and the operations of Brim were reflected in the operations of the combined enterprise from the date of acquisition. Because we had been in existence for less than a year at December 31, 1996, and because Brim had been in existence for several years, we are considered the successor to Brim's operations.

IMPACT OF ACQUISITIONS AND DIVESTITURES

     An integral part of our strategy is to acquire non-urban acute care hospitals. Because of the financial impact of our recent acquisitions, it is difficult to make meaningful comparisons between our financial statements for the fiscal periods presented. In addition, due to the relatively small number of owned and leased hospitals, each hospital acquisition can materially affect our overall operating performance. Upon the acquisition of a hospital, we typically take a number of steps to lower operating costs. The impact of such actions may be offset by cost increases to expand services, strengthen medical staff and improve market position. The benefits of these investments and of other activities to improve operating margins generally do not occur immediately. Consequently, the financial performance of a newly-acquired hospital may adversely affect overall operating margins in the near term. As we make additional hospital acquisitions, we expect that this effect will be mitigated by the expanded financial base of existing hospitals and the allocation of corporate overhead among a larger number of hospitals. We may also divest certain hospitals in the future if we determine a hospital no longer fits within our strategy.

  1997 Acquisition

     In August 1997, we acquired Colorado River Medical Center in Needles, California by purchasing certain assets and assuming certain liabilities and entering into a fifteen-year lease agreement, with three five-year renewal options, for a purchase price of approximately $6.3 million. The 1997 results of operations include five months of operations for Colorado River Medical Center.

  1998 Acquisitions

     In May 1998, we acquired Lake Havasu Regional Medical Center in Lake Havasu City, Arizona, for approximately $107.5 million. In June 1998, we acquired Elko General Hospital in Elko, Nevada for a purchase price of approximately $23.3 million. To finance these acquisitions, we borrowed $106.0 million and $22.0 million, respectively, under our revolving credit facility.

     The 1998 results of operations include twelve months of operations for the acquisition in 1997, plus eight months of operations for Lake Havasu Regional Medical Center and six and one-half months of operations for Elko General Hospital.

  1999 Acquisitions

     In February 1999, we entered into a special services agreement for the lease of Eunice Community Medical Center in Eunice, Louisiana by purchasing certain assets totaling $4.9 million and assuming certain liabilities and entering into a ten-year lease agreement, with a five-year renewal option, totaling $0.8 million.

     In April 1999, we acquired assets of Glades General Hospital in Belle Glade, Florida totaling $17.2 million and assumed liabilities totaling $4.9 million. To finance this acquisition, we borrowed $13.5 million under our revolving credit facility.

     In June 1999, we acquired assets totaling $25.7 million and assumed liabilities totaling $2.8 million of Doctors' Hospital of Opelousas in Opelousas, Louisiana. To finance this acquisition, we borrowed $22.0 million under our revolving credit facility.

     In October 1999, we acquired assets totaling $82.5 million and assumed liabilities totaling $4.2 million of Trinity Valley Medical Center in Palestine, Texas and Minden Medical Center in Minden, Louisiana. To finance the acquisition, we borrowed $77.0 million under our revolving credit facility. Following the acquisition, we merged Trinity Valley Medical Center into Memorial Mother Frances Hospital, a hospital that we already owned in Palestine, Texas, and changed the name of the hospital to Palestine Regional Medical Center.

     The 1999 results include twelve months of operations for the acquisitions in 1997 and 1998, ten months and six days of operations for Eunice Community Medical Center, eight and one-half months of operations for Glades General Hospital, seven months of operations for Doctors' Hospital of Opelousas, and three months of operations for Trinity Valley Medical Center and Minden Medical Center.

     All the acquisitions described above were accounted for as purchase business combinations, and the results of operations of the hospitals have been included in our results of operations from the purchase dates forward.

  Recent Acquisitions

     In February 2000, we entered into a long-term lease agreement for the City of Ennis Hospital in Ennis, Texas by entering into a 30-year lease agreement. The aggregate rental payments required under the long-term lease total $3.0 million.

  Recent Developments

     On April 3, 2000, we announced that we entered into an agreement to lease the Bolivar Medical Center in Cleveland, Mississippi by entering into a 40-year lease agreement. Prepaid rent required under the long-term lease will be $26.4 million. The closing of the transaction, which is currently scheduled for April 14, 2000, is subject to customary closing conditions, including receipt of regulatory approvals.

GENERAL

     The federal Medicare program accounted for approximately 60.3%, 57.8% and 56.2% of hospital patient days in 1997, 1998 and 1999, respectively. The state Medicaid programs accounted for approximately 13.1%, 11.1% and 12.4% of hospital patient days in 1997, 1998 and 1999, respectively. The payment rates under the Medicare program for inpatients are prospective, based upon the diagnosis of a patient. The Medicare payment rate increases historically have been less than actual inflation.

     Both federal and state legislators are continuing to scrutinize the health care industry for the purpose of reducing health care costs. While we are unable to predict what, if any, future health reform legislation may be enacted at the federal or state level, we expect continuing pressure to limit expenditures by governmental health care programs. The Balanced Budget Act of 1997 imposed certain limitations on increases in the inpatient Medicare rates paid to acute care hospitals. Payments for Medicare outpatient services provided at acute care hospitals and home health services historically have been paid based on costs, subject to certain limits. The Balanced Budget Act of 1997 requires that the payment for those services be converted to a prospective payment system, which will be phased in over time. The Balanced Budget Act of 1997 also includes a managed care option that could direct Medicare patients to managed care organizations. Further changes in the Medicare or Medicaid programs and other proposals to limit health care spending could have a material adverse impact upon the health care industry and our company.

     Some of our acute care hospitals, like most acute care hospitals in the United States, have significant unused capacity. The result is substantial competition for patients and physicians. Inpatient utilization continues to be affected negatively by payor-required pre-admission authorization and by payor pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. We expect increased competition and admission constraints to continue in the future. The ability to respond successfully to these trends, as well as spending reductions in governmental health care programs, will play a significant role in determining the ability of our hospitals to maintain their current rate of net revenue growth and operating margins.

     We expect the industry trend in increased outpatient services to continue because of the increased focus on managed care and advances in technology. Outpatient revenue of our owned or leased hospitals was approximately 44.5%, 43.5% and 42.6% of gross patient service revenue in 1997, 1998 and 1999, respectively.

     The billing and collection of accounts receivable by hospitals are complicated by:

     - the complexity of the Medicare and Medicaid regulations;

     - increases in managed care;

     - hospital personnel turnover;

     - the dependence of hospitals on physician documentation of medical records; and

     - the subjective judgment involved.

     There can be no assurance that this complexity will not negatively impact our future cash flows or results of operations.

     The federal government and a number of states are rapidly increasing the resources devoted to investigating allegations of fraud and abuse in the Medicare and Medicaid programs. At the same time, regulatory and law enforcement authorities are taking an increasingly strict view of the requirements imposed on providers by the Social Security Act and Medicare and Medicaid regulations. Although we believe that we are in material compliance with such laws, a determination that we have violated such laws, or even the public announcement that we were being investigated concerning possible violations, could have a material adverse effect on our company.

     Our historical financial trend has been impacted favorably by our success in acquiring acute care hospitals. While we believe that trends in the health care industry described above may create possible future acquisition opportunities, there can be no assurances that we can continue to maintain our current growth rate through hospital acquisitions and successfully integrate the hospitals into our system.

     Our owned and leased hospitals accounted for 88.8%, 92.3% and 94.2% of our net operating revenue in 1997, 1998 and 1999, respectively. We currently own four hospitals in California, which accounted for 40.9%, 33.4% and 22.7% of net operating revenue in 1997, 1998 and 1999, respectively. This concentration of results of operations in this market increases the risk that adverse developments at these facilities, or in the economic, regulatory or industry environment in California, could have a material adverse effect on our operations or financial condition.

     The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements. Resolution of matters, for example, final settlements with third party payors, may result in changes from those estimates. The timing and amount of such changes in estimates may cause fluctuations in our quarterly or annual operating results.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, information expressed as a percentage of net operating revenue. Such information has been derived from our consolidated statements of income included elsewhere in this report. The results of operations for the periods presented include hospitals from their acquisition dates, as previously discussed.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1997     1998     1999
                                                              ------   ------   ------
Net operating revenue.......................................  100.0%   100.0%   100.0%
Operating expenses (1)......................................   86.0     82.4     82.8
                                                              -----    -----    -----
EBITDA (2)..................................................   14.0     17.6     17.2
Depreciation and amortization...............................    4.4      5.6      5.7
Interest....................................................    4.8      4.4      4.0
Minority interest...........................................    0.3      0.1      0.0
                                                              -----    -----    -----
Income before income taxes..................................    4.5      7.5      7.5
Provision for income taxes..................................   (2.1)    (3.3)    (3.3)
                                                              -----    -----    -----
Net income..................................................    2.4%     4.2%     4.2%
                                                              =====    =====    =====

---------------

(1) Operating expenses represent expenses before interest, minority interest, income taxes, depreciation and amortization.
(2) EBITDA represents the sum of income before income taxes, interest, depreciation and amortization and minority interest. We understand that industry analysts generally consider EBITDA to be one measure of the financial performance of a company that is presented to assist investors in analyzing the operating performance of a company and its ability to service debt. We believe that an increase in EBITDA level is an indicator of our improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. EBITDA, however, is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of operating performance or to cash flows from operating, investing, or financing activities as a measure of liquidity. Given that EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.

     Hospital revenues are received primarily from Medicare, Medicaid and commercial insurance. The percentage of revenues received from the Medicare program is expected to increase due to the general aging of the population. The payment rates under the Medicare program for inpatients are based on a prospective payment system, based upon the diagnosis of a patient. While these rates are indexed for inflation annually, the increases have historically been less than actual inflation. In addition, states, insurance companies and employers are actively negotiating the amounts paid to hospitals as opposed to their standard rates. The trend toward managed care, including health maintenance organizations, preferred provider organizations and various other forms of managed care, may affect the hospitals' ability to maintain their current rate of net revenue growth.

     Net operating revenue is comprised of:

     - net patient service revenue from our owned and leased hospitals;

     - management and professional services revenue; and

     - other revenue.

     Net patient service revenue is reported net of contractual adjustments and policy discounts. The adjustments principally result from differences between the hospitals' customary charges and payment rates under the Medicare, Medicaid and other third-party payor programs. Customary charges generally have increased at a faster rate than the rate of increase for Medicare and Medicaid payments. Operating expenses of the hospitals primarily consist of salaries and benefits, purchased services, supplies, provision for doubtful accounts and other operating expenses, principally consisting of utilities, insurance, property taxes, travel, freight, postage, telephone, advertising, repairs and maintenance.

     Management and professional services revenue is comprised of fees from management and professional consulting services provided to third-party hospitals pursuant to management contracts and consulting arrangements. Management and professional services revenue plus reimbursable expenses totals less than 6% of consolidated net operating revenue. Operating expenses for the management and professional services business primarily consist of salaries and benefits and reimbursable expenses.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net operating revenue increased from $238.9 million in 1998 to $346.7 million in 1999, an increase of $107.8 million or 45.1%. Net patient service revenue generated by hospitals owned during both periods, including Palestine Regional Medical Center, increased $21.1 million, or 9.9%, resulting from inpatient and outpatient volume increases, new services and price increases. Cost report settlements and the filing of cost reports resulted in positive revenue adjustments of $4.0 million, or 1.8% of net operating revenue, in 1998, and $0.9 million, or 0.2% of net revenues in 1999. The remaining increase was primarily attributable to the acquisitions of additional hospitals in 1998 and 1999.

     Operating expenses increased from $196.8 million, or 82.4% of net operating revenue, in 1998 to $287.2 million, or 82.8% of net operating revenue in 1999. The increase in operating expenses of hospitals owned during both periods resulted primarily from new services, volume increases, change in case mix and increased recruiting expenses, offset by a decrease in provision for doubtful accounts. The majority of the increase in operating expenses was attributable to the acquisition of additional hospitals in 1998 and 1999.

     EBITDA increased from $42.1 million, or 17.6% of net operating revenue, in 1998 to $59.5 million, or 17.2% of net operating revenue, in 1999.

     Depreciation and amortization expense increased from $13.4 million, or 5.6% of net operating revenue, in 1998, to $19.7 million, or 5.7% of net operating revenue in 1999. The increase in depreciation and amortization resulted primarily from the acquisitions in 1999 and a full year of expense for acquisitions made in 1998. Interest expense as a percent of net operating revenue decreased from 4.4% in 1998 to 4.0% in 1999.

     Income before provision for income taxes was $25.6 million in 1999, compared to $17.9 million in 1998, an increase of $7.7 million or 43.0%. The increase resulted primarily from the acquisition of additional hospitals in 1998 and 1999.

     Our provision for income taxes was $11.1 million in 1999, compared to $7.9 million in 1998. These provisions reflect effective income tax rates of 43.5% in 1999 compared to 44.2% in 1998. See Note 8 of the notes to our consolidated financial statements for information regarding differences between effective tax rates and statutory rates.

     Net income was $14.5 million, or 4.2% of net operating revenue, in 1999, compared to $10.0 million, or 4.2% of net operating revenue in 1998.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net operating revenue increased from $170.5 million in 1997 to $238.9 million in 1998, an increase of $68.4 million or 40.1%. Net patient service revenue generated by hospitals owned during both periods increased $5.2 million, or 3.4% in 1998, primarily as a result of higher volumes and price increases, partially offset by increased managed care and charity care discounts and the effects of the Balanced

Budget Act of 1997. Cost report settlements and the filing of cost reports during the year resulted in positive revenue adjustments of $3.3 million, or 2.2% of net patient service revenue, in 1997 and $4.0 million, or 1.8% of net patient service revenue, in 1998. The remaining increase of $63.2 million was primarily attributable to the acquisition of additional hospitals in 1997 and 1998.

     Operating expenses increased from $146.7 million in 1997, to $196.8 million in 1998, an increase of $50.1 million or 34.2%. Operating expenses were 86.0% of net operating revenue in 1997, compared to 82.4% in 1998. The increase in operating expenses of hospitals owned during both periods resulted from volume increases, increased services and change in case mix, offset by decreased expenses in home health as a result of the Balanced Budget Act of 1997, and decreased expenses from the closing of two geriatric psychiatric units. The majority of the increase in operating expenses was attributable to the acquisition of additional hospitals in 1997 and 1998.

     EBITDA was $23.8 million, or 14.0% of net operating revenue in 1997, compared to $42.1 million, or 17.6% of net operating revenue in 1998. The increase is primarily the result of the acquisition of additional hospitals in 1997 and 1998.

     Depreciation and amortization expense was $7.6 million, or 4.4% of net operating revenue in 1997 compared to $13.4 million, or 5.6% of net operating revenue, in 1998. The increase in depreciation and amortization resulted from the acquisition of additional hospitals in 1997 and 1998 and increased capital expenditures. Interest expense as a percent of net operating revenue decreased from 4.8% in 1997 to 4.4% in 1998.

     Income before income taxes was $17.9 million in 1998, compared to $7.7 million in 1997, an increase of $10.2 million. The increase resulted primarily from the acquisition of additional hospitals in 1998.

     Our provision for income taxes was $7.9 million in 1998, compared to $3.7 million in 1997. These provisions reflect effective income tax rates of 44.2% in 1998, compared to 47.2% in 1997. See Note 8 of the notes to our consolidated financial statements for information regarding differences between effective tax rates and statutory rates.

     Net income was $4.1 million, or 2.4% of net operating revenue in 1997, compared to $10.0 million, or 4.2% of net operating revenue in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, we had working capital of $64.0 million. The ratio of current assets to current liabilities was 2.5 to 1.0 at December 31, 1999, and
3.3 to 1.0 at December 31, 1998.

     Total long-term obligations increased to $260.0 million at December 31, 1999, from $134.3 million at December 31, 1998. The increase resulted primarily from the borrowings to finance the acquisition of additional hospitals in 1999.

     On September 10, 1999, we increased the size of our credit facility to $295.0 million, including a $255.3 million revolving line of credit and a $39.7 million end-loaded lease facility. At December 31, 1999, we had $246.3 million outstanding under our revolving line of credit and $43.4 million available, which includes availability under the end-loaded lease facility that can be converted to revolver availability at our option. At April 6, 2000, we had $252.3 million outstanding under our revolving line of credit and $36.6 million available, including availability under the end-loaded lease facility.

     Our credit facility contains limitations on our ability to incur additional indebtedness including contingent obligations, sell material assets, retire, redeem or otherwise reacquire our capital stock, acquire the capital stock or assets of another business, and pay dividends. Our credit facility also requires us to maintain a specified net worth and meet or exceed certain coverage, leverage, and indebtedness ratios. Indebtedness under our credit facility is secured by substantially all of our assets. We are required under our credit facility to pay certain commitment fees, based upon amounts borrowed and available for borrowing, during the term of our agreement.

     Interest rate swap agreements are used to manage our interest rate exposure under our credit facility. In 1997, we entered into an interest rate swap agreement, which effectively converted for a five-year period $35.0 million of floating-rate borrowings to fixed-rate borrowings. In 1998, we entered into an interest rate swap agreement, which effectively converted for a five-year period $45.0 million of floating-rate borrowings to fixed-rate borrowings. We secured a 6.27% fixed interest rate on the 1997 swap agreement, and a 5.625% fixed interest rate on the 1998 swap agreement.

     Cash used in operations was $0.8 million in 1997 and $4.1 million in 1998, and cash provided by operations was $19.0 million in 1999. Cash used in investing activities was $18.2 million in 1997, $146.4 million in 1998 and $140.1 million in 1999, relating primarily to acquisitions and capital expenditures. Net cash provided by financing activities was $12.0 million in 1997, relating primarily to net proceeds from long-term debt and issuance of preferred stock. Net cash provided by financing activities was $148.5 million in 1998, relating primarily to our initial public offering and our follow-on equity offering and the application of the proceeds, and net borrowings to finance acquisitions. Cash provided by financing activities was $119.0 million in 1999, relating primarily to net borrowings to finance acquisitions.

     We intend to acquire additional acute care facilities, and are actively seeking out such acquisitions. There can be no assurance that we will not require additional debt or equity financing for any particular acquisition. Also, we continually review our capital needs and financing opportunities and may seek additional equity or debt financing for our acquisition program or other needs.

     Capital expenditures in 1998 and 1999, were $15.5 million and $20.9 million, respectively. Capital expenditures for the owned hospitals may vary from year to year depending on facility improvements and service enhancements undertaken by the hospitals. We expect to make total capital expenditures in 2000 of approximately $24.3 million, exclusive of any acquisitions of businesses or construction projects. Planned capital expenditures for 2000 consist principally of capital improvements to owned and leased hospitals. We expect to fund these expenditures through cash provided by operating activities and borrowings under our revolving credit facility. With respect to construction projects, we have started construction of a replacement facility for Elko General Hospital, currently expected to cost approximately $30.0 million, and if pre-determined operating levels are achieved, we have agreed to build replacement facilities for Eunice Community Medical Center, currently expected to cost approximately $20.0 million, and Glades General Hospital, currently expected to cost approximately $25.0 million. We cannot estimate whether and when each hospital will achieve its individual pre-determined operating levels, but we believe it will take approximately thirty-six months to complete construction from such date. We have started construction on an ancillary expansion at Lake Havasu Regional Medical Center, which is expected to cost approximately $26.0 million. In addition, in connection with certain acquisitions we have made, we have committed and may commit in the future to spend specified amounts for capital expenditures.

IMPACT OF YEAR 2000 ISSUES

     In prior years, we discussed the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of those planning and implementation efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. We expensed approximately $1.0 million during 1999 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our services, our internal systems, or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued, and was required to be adopted in years beginning after June 15, 1999. In June 1999, SFAS No. 137 was issued, deferring the effective date of SFAS No. 133 for one year. This statement requires all derivatives to be recorded on the balance sheet at fair value. This results in the offsetting changes in fair values or cash flows of both the hedge and the hedged item being recognized in earnings in the same period. Changes in fair value of derivatives not meeting the statement's hedge criteria are included in income. We expect to adopt the new statement January 1, 2001, and do not expect the adoption of this statement to have a significant effect on our results of operations or financial position.

INFLATION

     The health care industry is labor intensive. Wages and other expenses increase, especially during periods of inflation and labor shortages. In addition, suppliers pass along to us rising costs in the form of higher prices. We generally have been able to offset increases in operating costs by increasing charges for services, expanding services, and implementing cost control measures to curb increases in operating costs and expenses. In light of cost containment measures imposed by government agencies and private insurance companies, we are unable to predict our ability to offset or control future cost increases, or our ability to pass on the increased costs associated with providing health care services to patients with government or managed care payors, unless such payors correspondingly increase reimbursement rates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary market risk involves interest rate risk. Our interest expense is sensitive to changes in the general level of U. S. interest rates. To mitigate the impact of fluctuations in U. S. interest rates, we generally expect to maintain a substantial percent of its debt as fixed rate in nature by entering into interest rate swap transactions. The $80.0 million of aggregate interest rate swap agreements, entered into in 1997 and 1998, are contracts to exchange periodically fixed and floating interest rate payments over the lives of the agreements. The floating-rate payments are based on LIBOR and fixed-rate payments are dependent upon market levels at the time the swap agreement was consummated. The interest rate swap agreements do not constitute positions independent of the underlying exposures. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage features. The swap agreements allow the counterparty a one-time option at the end of the initial term to cancel the agreement or extend the swaps for an incremental time period. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial instruments. The counterparties are creditworthy financial institutions, and we expect our counterparties to fully satisfy their contract obligations. We received a weighted average rate of 5.72%, 5.67% and 5.27%, and paid a weighted average rate of 6.27%, 6.14% and 5.91% on our interest rate swap agreements, for the years ended December 31, 1997, 1998 and 1999, respectively.

     The carrying amount of our total debt of $134.3 million and $260.0 million at December 31, 1998 and 1999, respectively, approximated fair value. We had $128.7 million and $249.2 million of variable rate debt outstanding at December 31, 1998 and 1999, respectively, with interest rate swaps in place to offset the variability of $80.0 million of this balance in 1998 and 1999. At this borrowing level, a hypothetical 10% adverse change in interest rates, considering the effect of the interest rate hedge agreements, would have an unfavorable impact on our net income and cash flows of approximately $0.3 million in 1998 and $0.7 million in 1999. A hypothetical 10% adverse change in interest rates on the fixed-rate debt would not have a material impact on the fair value of such debt.

                                    BUSINESS

OVERVIEW

     We own and operate acute care hospitals located in non-urban markets in eight states. We currently own or lease 15 general acute care hospitals with a total of 1,327 licensed beds. Our objective is to be the primary provider of quality health care services in the selected non-urban markets that we serve. We offer a wide range of inpatient and outpatient medical services as well as specialty services, including rehabilitation and home health care. We target for acquisition hospitals that are the sole or a primary provider of health care in non-urban communities. After acquiring a hospital, we implement a number of strategies designed to maximize financial performance. These strategies include improving hospital operations, expanding the breadth of services and recruiting physicians to increase market share. We also provide management services to 48 primarily non-urban hospitals in 18 states and Puerto Rico with a total of 3,584 licensed beds. For the year ended December 31, 1999, we had, on a pro forma basis to reflect full-year results for hospitals we acquired during such period, net operating revenue of $415.3 million, and EBITDA, the sum of income before income taxes, interest, depreciation, amortization and minority interest, of $68.9 million. During this time period, our owned and leased hospitals accounted for 94.2% of net operating revenue.

THE NON-URBAN HEALTH CARE MARKET

     According to 1999 United States Census Bureau statistics, over a third of the people in the United States live in counties with a population of less than 150,000. In these non-urban areas, hospitals are typically the primary resource for health care services, and in many cases the local hospital is the only provider of acute care services. As of January 1999, there were approximately 1,100 non-urban hospitals in the country that were owned by not-for-profit or governmental entities.

     We believe that non-urban areas are attractive markets. Because non-urban service areas have smaller populations, there are generally only one or two hospitals in each market. We believe the size and demographic characteristics of non-urban markets and the relative strength of the local hospital also make non-urban markets less attractive to HMOs, other forms of managed care, and alternate site providers, such as outpatient surgery, rehabilitation or diagnostic imaging providers.

     Despite these attractive characteristics, many not-for-profit and governmental operators of non-urban hospitals are under increasing pressure due to capital constraints, limited management resources and the challenges of managing in a complex health care regulatory environment. This combination of factors often results in a limited range of services being available locally. As a result, patients by choice or physician direction may obtain care outside of the community. This outmigration often leads to deteriorating operating performance, further limiting the hospital's ability to address the issues that initially led to these pressures. Ultimately, these pressures can force owners to sell or lease their hospitals to companies, like us, that have greater financial and management resources, coupled with proven operating strategies, to address these issues. As a result of these issues, not-for-profit and governmental hospitals increasingly are selling or leasing these hospitals to entities like Province, that have the capital resources and the management expertise to serve the community better. We believe that a significant opportunity for consolidation exists in the non-urban health care market.

BUSINESS STRATEGY

     The key elements of our business strategy are to:

     Acquire Hospitals in Attractive Non-Urban Markets. We seek to acquire hospitals that are the sole or a primary provider of health care services in their markets and that present the opportunity to increase profitability and local market share. We believe that approximately 1,100 non-urban hospitals in the United States meet our acquisition criteria, and our goal is to acquire two to four of these hospitals each year.

     Improve Hospital Operations. Following the acquisition of a hospital, we augment local management with appropriate operational and financial managers and install our standardized information system. The local management team implements appropriate expense controls, manages staffing levels according to patient volumes, reduces supply costs by requiring strict compliance with our supply arrangements and often renegotiates vendor contracts. By implementing this strategy, we seek to improve operating performance at each of the hospitals we acquire.

     Expand Breadth of Services to Increase Market Share and Reduce Patient Outmigration. We seek to provide additional health care services and programs in response to community needs. These services may include specialty inpatient, outpatient and rehabilitation. We also may make capital investments in technology and the physical plant to improve both the quality of health care and the reputation of the hospital in the community. By providing a broader range of services in a more attractive setting, we encourage residents in our markets to seek care in our hospitals, thereby reducing patient outmigration and increasing hospital revenue.

     Recruit Physicians. We believe that recruiting physicians to local communities is key to increasing the quality of health care and breadth of available services. We work with the local hospital board, management and medical staff to determine the number and type of additional physicians needed in the community. Our corporate physician recruiting staff then assists the local management team in identifying and recruiting specific physicians to the community to meet those needs. During 1998, we recruited 54 new physicians, and for the year ended December 31, 1999, we recruited 49 additional physicians. Approximately, 60% of the physicians recruited in 1998 and 1999 were primary care physicians and approximately 40% were specialty care physicians. We believe that expansion of services in our hospitals also should assist in physician recruiting.

ACQUISITION PROGRAM

     We proactively identify acquisition targets in addition to responding to requests for proposals from entities that are seeking to sell or lease hospitals. We also seek to acquire selected hospitals to which we currently provide contract management services. We also identify attractive markets and hospitals and initiate meetings with hospital systems to discuss acquiring non-urban hospitals or operating them through a joint venture. These hospital systems are comprised of one or more urban tertiary care hospitals and a number of non-urban hospitals, and such joint ventures allow the health system to maintain an affiliation for providing tertiary care to the non-urban hospitals without the management responsibility.

     We believe that it generally takes six to 12 months between a hospital owner's decision to accept an offer and the consummation of a sale or lease. After a potential acquisition has been identified, we undertake a systematic approach to evaluating and closing the transaction. We begin the acquisition process with a thorough due diligence review of the target hospital and its community. We use our dedicated teams of experienced personnel to conduct a formalized review of all aspects of the target's operations, including Medicare reimbursement, purchasing, fraud and abuse compliance, litigation, capital requirements and environmental issues. During the course of our due diligence review, we prepare an operating plan for the target hospital, identify opportunities for operating efficiencies and physician recruiting needs, and assess productivity and management information systems. Throughout the process, we work closely with community leaders in order to enhance both the community's understanding of our philosophy and abilities and our knowledge of the needs of the community.

     From time to time, we enter into letters of intent with acquisition targets in connection with our evaluation of a potential acquisition. Such letters of intent are generally executed prior to the commencement of due diligence undertaken during the evaluation process. In addition to due diligence, proposed transactions to acquire hospitals for which we have signed a letter of intent are subject to numerous conditions and contingencies, including internal approvals of both our company and the target companies, receipt of regulatory approvals, resolution of legal and equitable matters relating to continuation of labor agreements, supply and service agreements and preparation and negotiation of documentation. In addition, our letters of intent generally provide that they may be terminated by either party without cause.

Accordingly, there can be no assurance that any such proposed transaction for which we have signed a letter of intent will occur, or if it occurs, there can be no assurance as to the assets that may be acquired, the purchase price of such assets or the terms of their acquisition.

     The competition to acquire non-urban hospitals is intense, and we believe that the acquirer will be selected for a variety of reasons, not exclusively on the basis of price. We believe that we are well positioned to compete for acquisitions for several reasons. First, our management team has extensive experience in acquiring and operating previously under-performing non-urban hospitals. Second, we benefit from access to capital, strong financial and operating systems, a national purchasing organization and training programs. Third, we believe our strategy of increasing access to, and quality of, health care in the communities served by our hospitals aligns our interests with those of the communities. Finally, we believe that the alignment of interests with the community, our reputation for providing market-specific, quality health care, and our focus on physician recruiting enables us to compete successfully for acquisitions.

HOSPITAL OPERATIONS

     Following the acquisition of a hospital, we implement our systematic policies and procedures to improve the hospital's operating and financial performance. We implement an operating plan designed to reduce costs by improving operating efficiency and increasing revenue through the expansion of the breadth of services offered by the hospitals and the recruitment of physicians to the community. We believe that the long-term growth potential of a hospital is dependent on that hospital's ability to add appropriate health care services and effectively recruit and retain physicians.

     Each hospital management team is comprised of a chief executive officer, chief financial officer and chief nursing officer. We believe that the quality of the local management team at each hospital is critical to the hospital's success, because the management team is responsible for implementing the elements of our operating plan. The operating plan is developed by the local management team in conjunction with our senior management team and sets forth revenue enhancement strategies and specific expense benchmarks. We have implemented a performance-based compensation program for each local management team based upon the achievement of the goals set forth in the operating plan.

     While the local management team is responsible for the day-to-day operations of the hospitals, our corporate staff provides support services to each hospital, including physician recruiting, corporate compliance, reimbursement advice, standardized information systems, human resources, accounting, cash management and other finance activities, tax and insurance support. Financial controls are maintained through utilization of standardized policies and procedures. We promote communication among our hospitals so that local expertise and improvements can be shared throughout our network.

     To achieve the operating efficiencies set forth in the operating plan, we do the following:

     - evaluate existing hospital management;

     - adjust staffing levels according to patient volumes using best demonstrated practices by department;

     - install a standardized management information system; and

     - capitalize on purchasing efficiencies and renegotiate certain vendor contracts.

     We also enforce strict protocols for compliance with our supply contracts. All of our owned or leased hospitals currently purchase supplies and certain equipment pursuant to an arrangement we have with an affiliate of Columbia/HCA Healthcare Corporation. Vendor contracts also are evaluated, and based on cost comparisons, such contracts may be renegotiated or terminated. We prepare for the transition of management information systems to our standardized system prior to the completion of an acquisition, so that the newly-acquired hospital may begin using our management information systems following completion of the acquisition.

EXPANSION OF SERVICES

     As part of our efforts to improve access to quality health care in the communities we serve, we add services at our hospitals on an as-needed basis. Added services and care programs may include specialty inpatient services, such as cardiology, rehabilitation and subacute care, and outpatient services such as same-day surgery. We believe the establishment of quality emergency room departments, obstetrics and gynecological services are particularly important, because they are often the most visible and needed services provided to the community. We also make capital investments in technology and facilities to increase the quality and breadth of services available in the communities. By increasing the services provided at our hospitals and upgrading the technology used in providing such services, we believe that we improve the quality of care and the hospitals' reputation in each community, which in turn may increase patient census and revenue.

PHYSICIAN RECRUITMENT

     We work with local hospital boards, management and medical staff to determine the number and type of additional physicians needed in the community. Our corporate staff then assists the local management team in identifying and recruiting specific physicians to the community to meet those needs. The majority of physicians who relocate their practices to the communities served by our hospitals are identified by our internal physician recruiting staff, which is supplemented by the efforts of independent recruiting firms. When recruiting a physician to a community, we generally guarantee the physician a minimum level of cash collections during a limited initial period and assist the physician with his or her transition to the community. We require the physician to repay some or all of the amounts expended for such assistance in the event the physician leaves the community within a specified period. We prefer not to employ physicians; therefore, recruited physicians generally do not become our employees.

OWNED AND LEASED HOSPITALS

     We currently own or lease and operate 15 general acute care hospitals in California, Texas, Arizona, Colorado, Indiana, Nevada, Louisiana and Florida, with a total of 1,327 licensed beds. Of our 15 hospitals, 13 are the only providers of acute care services in their communities. The owned or leased hospitals represented 94.2% of our net operating revenue for the year ended December 31, 1999, compared to 92.3% for the year ended December 31, 1998.

     Our hospitals offer a wide range of inpatient medical services such as operating/recovery rooms, intensive care units, diagnostic services and emergency room services, as well as outpatient services such as same-day surgery, radiology, laboratory, pharmacy and physical therapy. Our hospitals also frequently provide certain specialty services which include rehabilitation and home health care. Our hospitals currently do not provide highly specialized surgical services such as organ transplants and open heart surgery and are not engaged in extensive medical research or educational programs.

     The following table sets forth certain information with respect to each of our owned or leased hospitals as of April 6, 2000.

                                                          LICENSED     OWNED/         DATE
HOSPITAL                                                    BEDS       LEASED       ACQUIRED
--------                                                  --------    ---------    -----------
City of Ennis Hospital
  Ennis, Texas..........................................      45      Leased(1)      Feb. 2000
Colorado Plains Medical Center
  Fort Morgan, Colorado.................................      50      Leased(2)      Dec. 1996
Colorado River Medical Center
  Needles, California...................................      53      Leased(3)      Aug. 1997
Doctors' Hospital of Opelousas
  Opelousas, Louisiana..................................     133      Owned          Jun. 1999
Elko General Hospital
  Elko, Nevada..........................................      50      Owned(4)       Jun. 1998

                                                          LICENSED     OWNED/         DATE
HOSPITAL                                                    BEDS       LEASED       ACQUIRED
--------                                                  --------    ---------    -----------
Eunice Community Medical Center
  Eunice, Louisiana.....................................      91      Leased(5)      Feb. 1999
General Hospital
  Eureka, California....................................      75      Owned(6)       Dec. 1996
Glades General Hospital
  Belle Glade, Florida..................................      73      Owned          Apr. 1999
Lake Havasu Regional Medical Center
  Lake Havasu City, Arizona.............................     118      Owned           May 1998
Minden Medical Center
  Minden, Louisiana.....................................     124      Owned          Oct. 1999
Ojai Valley Community Hospital
  Ojai, California......................................     110(7)   Owned          Dec. 1996
Palestine Regional Medical Center(8)
  Palestine, Texas......................................     257      Owned(9)       July 1996
Palo Verde Hospital
  Blythe, California....................................      55      Leased(10)     Dec. 1996
Parkview Regional Hospital
  Mexia, Texas..........................................      44      Leased(11)     Dec. 1996
Starke Memorial Hospital
  Knox, Indiana.........................................      49      Leased(12)     Oct. 1996
                                                           -----
          Total.........................................   1,327
                                                           =====

---------------

 (1) The lease expires in February 2030, and is subject to three 10-year renewal terms at our option.
 (2) The lease expires in April 2014, and is subject to a five-year renewal term. We have a right of first refusal to purchase the hospital.
 (3) The lease expires in July 2012, and is subject to three five-year renewal terms. We have a right of first refusal to purchase the hospital.
 (4) This facility was acquired on June 11, 1998.
 (5) The lease expires in June 2008, and is subject to a five-year renewal option.
 (6) We initially leased this facility and exercised our option to purchase the hospital in December 1998.
 (7) Includes a 66-bed skilled nursing facility.
 (8) We initially acquired Memorial Mother Frances Hospital in July 1996. On October 1, 1999, we completed the acquisition of Trinity Valley Medical Center, which is also located in Palestine, Texas. With the completion of the acquisition we renamed Trinity Valley Medical Center as Palestine Regional Medical Center and we renamed Memorial Mother Frances Hospital as Palestine Regional Medical Center -- West Campus. We operate the two as a single hospital with two campuses.
 (9) The hospital is owned by a partnership in which a subsidiary of ours is the sole general partner, with a 1.0% general partnership interest, and another subsidiary of ours has a limited partnership interest of not less than 94%, subject to an option by the other non-affiliated limited partner to acquire up to 10% of the total limited partnership interests. The partnership recently received additional capital contributions from its partners, and the exact ownership percentage of each limited partner remains subject to further negotiation.
(10) The lease expires in December 2002, and is subject to a ten-year renewal option. We have the option to purchase the hospital at any time prior to termination of the lease, subject to regulatory approval.
(11) The lease expires in January 2011, and is subject to two five-year renewal terms. We have a right of first refusal to purchase the hospital.
(12) The lease expires in September 2016, and is subject to two ten-year renewal options. We have a right of first refusal to purchase the hospital.

     City of Ennis Hospital is a 45-bed hospital located in Ennis, Texas, approximately 35 miles southeast of Dallas. Established in the mid-1950's, the hospital is owned by the City of Ennis. The acute care facility is the only hospital serving the Ennis community, which has a total service area population of approximately 85,000 people. The nearest competitor is the 73-bed Baylor Health Care System Waxahachie Hospital, located 17 miles from Ennis. The City of Ennis Hospital was previously operated by the Baylor Health Care System, which had closed most services at the hospital in November 1999, at which time ownership reverted back to the City of Ennis. Upon the commencement of our lease of the facility in February 2000, the hospital provided emergency, skilled nursing, lab and radiology services. We intend to have a full service acute care facility operating in the second quarter of 2000.

     Colorado Plains Medical Center is a 50-bed acute care facility located in Fort Morgan, Colorado, approximately 70 miles from Denver. Fort Morgan is an agricultural-based community with an estimated 12,000 residents and an estimated service area population of 43,000. The original hospital was built in 1952, and Brim purchased the hospital from the county in 1986. The hospital is the only rural-based level III trauma center in Colorado, and one of only 10 such rural centers in the United States. The hospital provides home health care services and opened an inpatient rehabilitation unit in September 1998. The hospital's major competition comes from the 276-bed Northern Colorado Medical Center located in Greeley, Colorado, which is about 45 miles west of Colorado Plains. East Morgan County Hospital, located nine miles away in Brush, Colorado, is the closest hospital to Colorado Plains and offers only limited services. Both of these competing hospitals are owned by the Lutheran Health System.

     Colorado River Medical Center is a 53-bed hospital located in Needles, California, approximately 100 miles southwest of Las Vegas, Nevada. The hospital, established in 1974, was previously owned by the City of Needles. Colorado River Medical Center is the only hospital serving a community base of approximately 20,000 people. Colorado River Medical Center has no significant in-market competition, but does suffer limited outmigration to a major university medical center in Loma Linda, California. Another competitor is Bullhead Community Hospital, located 22 miles away, which serves the Laughlin, Nevada and Bullhead City, Arizona areas. We completed construction in August 1999 on a $3.5 million medical office building in nearby Fort Mojave, Arizona.

     Doctors' Hospital of Opelousas is a 133-bed general acute care facility, located in Opelousas, Louisiana approximately 21 miles east of Eunice, Louisiana where Province operates a 91-bed health care facility and approximately 22 miles north of Lafayette. Opelousas is the parish seat with a population of approximately 21,000 in the city of Opelousas and approximately 100,000 residents of the St. Landry Parish. We purchased the hospital from Columbia/HCA Healthcare Corporation which owned the hospital in a joint venture with 13 area physicians. The facility originally was constructed in 1981 with additions and renovations completed in 1984, including a Women's Healthcare Center. The primary competition for Doctors' Hospital of Opelousas is the 134-bed Opelousas General Hospital, a county owned not-for-profit facility located approximately five miles from Doctors' Hospital of Opelousas. We began construction in November 1999 on a $5.6 million medical office building and a $3.0 million 32-bed addition to the hospital.

     Elko General Hospital is a 50-bed acute care facility located in Elko, Nevada. Elko, Nevada is located 237 miles west of Salt Lake City, Utah, 295 miles northeast of Reno and 475 miles north of Las Vegas. Elko County's population is approximately 55,000, with the primary population base residing in the city of Elko. Originally constructed as a 20-bed hospital in 1920, Elko General Hospital has grown and expanded with the community undergoing two major renovations in 1958 and 1976. We began construction on February 1, 2000 on a new $30.0 million facility to serve the growing community.

     Eunice Community Medical Center is a 91-bed general acute care facility located in Eunice, Louisiana. Eunice, Louisiana is a community of approximately 20,000 people, located approximately 50 miles northwest of Lafayette. The total service area consisting of St. Landry Parish has a population of approximately 100,000. We entered into a 10-year lease with a 5-year renewal option on the facility. The hospital is located 21 miles from Opelousas General Hospital, a 133-bed facility, which we recently acquired. We must construct a replacement facility, at such time as the hospital reaches pre-determined operating levels. The lease will terminate at the time the replacement facility commences operations. Eunice Community Medical Center competes with Savoy Medical Center located in Mamou, Louisiana, approximately 15 miles north of Eunice.

     General Hospital is a 75-bed acute care hospital located in Eureka, California, approximately 300 miles north of San Francisco. Eureka, California has a population of 28,000 within the city limits, 46,000 in the immediate urban area, and 129,000 in the hospital's service area. General Hospital is one of two hospitals operating in the service area. General Hospital originally was established in 1906, and Brim Hospitals, Inc. acquired the hospital in January 1986 from the county. The hospital also operates an ambulatory surgery center and a home health agency that are located near the hospital.

     Glades General Hospital is a 73-bed full service general acute care facility serving the residents of Western Palm Beach, Hendry and Glades counties and is located 45 miles west of West Palm Beach on the southeast corner of Lake Okeechobee. Belle Glade, Florida has a service area population of 36,000. The nearest competitor is Columbia Palms West, located 30 miles away in Loxahatchee, Florida. We believe this market presents a solid growth opportunity for the hospital and the potential to open an emergency care clinic in the Pahokee market. We began construction in January 2000 on a $1.5 million medical office building addition.

     Lake Havasu Regional Medical Center is a 118-bed acute care facility providing health care services for a population of over 41,000 primarily in the Lake Havasu City, Arizona area. Lake Havasu City is on the shore of Lake Havasu on the Colorado River border of California and Arizona. It is now the major population center of southern Mohave County, one of the fastest growing counties in the United States. We acquired the facility in May 1998 from the Samaritan Health System, a Phoenix, Arizona, based not-for-profit health care system. The hospital currently provides general acute care, skilled nursing care, radiation, oncology and diagnostic services, including the recent addition of a cardiac catheterization lab. Lake Havasu City has a service area population of 127,000 residents in the rapidly growing Colorado River basin. We began construction of a $26.0 million ancillary expansion in January 2000.

     Minden Medical Center is a 124-bed general acute care hospital located in Minden, Louisiana. Minden, Louisiana is approximately 28 miles from Shreveport and has a service area population of approximately 64,000. Province acquired the facility in October 1999, along with Trinity Valley Medical Center, from Tenet Healthcare Corporation. The hospital currently provides general acute care, geriatric psychiatric and obstetric services. The hospital's nearest competitors are the Willis-Knight Medical Center and Bossier Medical Center, which are both located in Shreveport.

     Ojai Valley Community Hospital is a 110-bed acute care hospital, including a 66-bed nursing facility in Ojai, California, a geographically isolated community 85 miles northwest of Los Angeles. Ojai is located approximately 18 miles from Ventura, California, but its geographical isolation delays travel such that Ojai residents must drive for 30-60 minutes to reach Ventura by car. The Ojai Valley community includes about 31,000 residents. The acute care hospital was acquired by Brim, Inc. in April 1994. Ojai Valley Community Hospital's primary competitor is Community Memorial Hospital located in Ventura, California.

     Palestine Regional Medical Center is a two-campus, 257-bed general acute care hospital facility located in Palestine, Texas. Palestine, a community of approximately 19,000 residents, is located 50 miles south of Tyler, Texas and is roughly equidistant from Dallas and Houston. The total service area population for the hospital, which includes Anderson and eight surrounding counties, is estimated at 104,000 people. The main campus is comprised of the former Trinity Valley Medical Center, a 153-bed facility that we acquired in October 1999 from Tenet Healthcare Corporation. The West campus is comprised of the former Memorial Mother Frances Hospital, a 104-bed acute care facility also located in Palestine, which we have owned since 1996. Palestine Regional Medical Center competes indirectly with two other hospitals, Mother Frances Hospital Regional Health Care Center and East Texas Medical Center, both in Tyler, Texas. Tenet completed construction in August 1999 of a $3.8 million medical office building at the hospital's main campus.

     Palo Verde Hospital is a 55-bed acute care hospital located in Blythe, California, which is in southeast California on the Arizona border. The hospital is located in a community with a stable population of 20,000; however, the population increases significantly during the winter months due to a seasonal influx of retirees. Brim Hospitals, Inc. entered into a lease to operate the hospital in January 1993 from the Palo Verde Hospital Association. The nearest competitor is Parker Hospital in Parker, California, which is approximately 45 miles from Palo Verde Hospital.

     Parkview Regional Hospital is a 44-bed acute care hospital located in Mexia, Texas. Parkview's primary service area includes Mexia and the surrounding Limestone County, as well as Freestone, Leon, and Hill counties. Mexia is the area's largest city with a population of 7,000 people. The service area of the hospital includes approximately 50,000 residents. Brim Hospitals, Inc. acquired the hospital through a long-term lease in February 1996. Parkview Regional Hospital is the only hospital in the community, but experiences competition from Waco hospitals, about 40 miles to the west.

     Starke Memorial Hospital is a 49-bed hospital in Knox, Indiana, a community located approximately 50 miles from South Bend. The town of Knox has a population of approximately 8,000, and the population of Starke County is estimated to be 23,200. The hospital's total service area, including the surrounding counties, is approximately 35,000. Established in 1952, the hospital had been owned by Starke County until Province purchased it in October 1996. The nearest competing hospitals are the 36-bed St. Joe Marshall County Hospital, which is located 18 miles east in Plymouth, Indiana, and the 307-bed Porter Memorial Hospital, which is located 32 miles away in Valparaiso, Indiana.

OPERATING STATISTICS

     The following table sets forth certain operating statistics for our owned or leased hospitals for each of the periods presented.

                                        BRIM
                                    (PREDECESSOR)                 PROVINCE (SUCCESSOR)
                                    -------------    ----------------------------------------------
                                       PERIOD         PERIOD
                                    JANUARY 1 TO     FEB. 2 TO         YEAR ENDED DECEMBER 31,
                                    DECEMBER 18,     DEC. 31,     ---------------------------------
                                        1996           1996         1997        1998         1999
                                    -------------    ---------    --------    ---------    --------
Hospitals owned or leased at end
  of period.......................           5              7            8           10          14
Licensed beds (at end of
  period).........................         371            513          570          723       1,282
Beds in service (at end of
  period).........................         266            393          477          647       1,186
Admissions........................       9,496          1,964       15,142       21,538      32,509
Average length of stay
  (days)(1).......................         5.9            4.3          5.6          5.2         4.8
Patient days......................      56,310          8,337       84,386      110,816     156,846
Adjusted patient days(2)..........      96,812         15,949      149,567      195,998     273,394
Occupancy rate (% of licensed
  beds)(3)........................        43.1%          39.5%        40.6%        42.0%       33.4%
Occupancy rate (% of beds in
  service)(4).....................        60.1%          51.3%        48.5%        46.9%       36.2%
Net patient service revenue (in
  thousands)......................     $87,900        $16,425     $149,296    $ 217,364    $323,319
Gross outpatient service revenue
  (in thousands)..................     $64,472        $14,088     $110,879    $ 161,508    $257,248
Gross outpatient service revenue
  (% of gross patient service
  revenue)........................        43.4%          48.2%        44.5%        43.5%       42.6%

---------------

(1) Average length of stay is calculated based on the number of patient days divided by the number of admissions.

                                         (footnotes continued on following page)

(footnotes continued from the prior page)
(2) Adjusted patient days have been calculated based on an industry-accepted revenue-based formula of multiplying actual patient days by the sum of gross inpatient revenue and gross outpatient revenue and dividing the result by gross inpatient revenue for each hospital, to reflect an approximation of the volume of service provided to inpatients and outpatients by converting total patient revenue to equivalent patient days.
(3) Percentages are calculated by dividing average daily census by average licensed beds.
(4) Percentages are calculated by dividing average daily census by average beds in service.

SOURCES OF REVENUE

     We receive payments for patient care from private insurance carriers, federal Medicare programs for elderly and disabled patients, HMOs, preferred provider organizations, state Medicaid programs, the Civilian Health and Medical Program of the Uniformed Services, also known as CHAMPUS, and from employers and patients directly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The following table sets forth the percentage of the patient days of our owned or leased hospitals, excluding the 66-bed skilled nursing facility at Ojai Valley Community Hospital, from various payors for the periods indicated. The data for the periods presented are not strictly comparable because of the significant effect that acquisitions have had on us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                            PERIOD
                                                         FEBRUARY 2 TO    YEAR ENDED DECEMBER 31,
                                                         DECEMBER 31,     -----------------------
SOURCE                                                       1996         1997     1998     1999
------                                                   -------------    -----    -----    -----
Medicare...............................................       63.3%        60.3%    57.8%    56.2%
Medicaid...............................................       12.0         13.1     11.1     12.4
Private and other sources..............................       24.7         26.6     31.1     31.4
                                                             -----        -----    -----    -----
          Total........................................      100.0%       100.0%   100.0%   100.0%
                                                             =====        =====    =====    =====

     All percentages in the table above exclude the 66-bed skilled nursing facility at Ojai Valley Community Hospital. Substantially all of the patient days at the Ojai Valley skilled nursing facility are provided by Medicaid. The Ojai Valley skilled nursing facility utilization is as follows:

                                                                                      PRIVATE AND
                                                                                         OTHER
                                                              MEDICARE    MEDICAID      SOURCES
                                                              --------    --------    -----------
Period February 2 to December 31, 1996......................    16.0%       68.6%        15.4%
Year ended December 31, 1997................................    11.8        76.2         12.0
Year ended December 31, 1998................................     7.8        80.9         11.3
Year ended December 31, 1999................................     4.5        83.1         12.5

MANAGEMENT INFORMATION SYSTEMS

     Upon the completion of an acquisition, one of our first steps is to convert the newly-acquired hospital to our management information system. Our hospital management system contains the primary software required to run an entire hospital, bundled into one software package. This software includes features such as a general ledger, patient accounting, billing, accounts receivable, payroll, accounts payable and pharmacy. Our goal is to convert an acquired hospital to our management information system within sixty days from the date of the acquisition.

QUALITY ASSURANCE

     Our hospitals implement quality assurance procedures to monitor the level of care. Each hospital has a medical director who supervises and is responsible for the quality of medical care provided. In addition, each hospital has a medical advisory committee comprised of physicians who review the professional credentials of physicians applying for medical staff privileges at the hospital. Medical advisory committees also review and monitor surgical outcomes along with procedures performed and the quality of the logistical, medical and technological support provided to the physician. We survey all of our patients either during their stay at the hospital or subsequently by mail to identify potential areas of improvement. All of our hospitals are accredited by the Joint Commission on Accreditation of Health Care Organizations.

REGULATORY COMPLIANCE PROGRAM

     We maintain a corporate-wide compliance program under the direction of Starley Carr, our Vice President of Corporate Compliance. Prior to joining our company, Mr. Carr served with the Federal Bureau of Investigation, where he investigated various white collar crimes, including those related to the health care industry. Our compliance program focuses on all areas of regulatory compliance, including physician recruitment, reimbursement and cost reporting practices, laboratory and home health care operations. Each of our hospitals designates a compliance officer, and each facility undergoes an annual risk assessment to determine potential risk issues and develop plans to correct problems should they arise. In addition, all of our employees are given a thorough introduction to our ethical and compliance guidelines, as well as a guide to the proper resources to address any concerns that may arise. We also conduct annual training to re-emphasize our established guidelines. We regularly monitor corporate compliance programs to respond to developments in health care regulation and the industry. We also maintain a toll-free hotline to permit employees to report compliance concerns on an anonymous basis. In addition, the hotline is a method of obtaining answers to questions of compliance encountered during the day-to-day operation of a facility.

MANAGEMENT AND CONSULTING SERVICES

     Brim Healthcare, Inc., a wholly owned subsidiary, provides management services to 48 primarily non-urban hospitals in 18 states and Puerto Rico with a total of 3,584 licensed beds. These services are provided for a fixed monthly fee under three to seven-year contracts. Brim Healthcare, Inc. generally provides a chief executive officer, who is an employee of Brim Healthcare, Inc., and may also provide a chief financial officer. Brim Healthcare, Inc. typically does not employ other hospital personnel. Management services are typically limited to strategic planning, operational consulting and assistance with Joint Commission of Accreditation for Health Care Organizations accreditation and compliance. To further promote compliance, Brim Healthcare, Inc. requires that each of the hospitals that it manages have a compliance officer. In addition, to assist hospitals and community health care, Brim Healthcare, Inc. sometimes establishes regional provider networks. We believe that Brim Healthcare, Inc.'s contract management business provides a competitive advantage in identifying and developing relationships with suitable acquisition candidates and in understanding the local markets in which such hospitals operate. This subsidiary represented less than 6.0% of net operating revenue for the year ended December 31, 1999 compared to less than 8.0% of net operating revenue for the year ended December 31, 1998.

COMPETITION

     The primary bases of competition among hospitals in non-urban markets are the quality and scope of medical services, strength of referral network, location, and, to a lesser extent, price. With respect to the delivery of general acute care services, most of our hospitals face less competition in their immediate patient service areas than would be expected in larger communities. While our hospitals are generally the primary provider of health care services in their respective communities, our hospitals face competition from larger tertiary care centers and, in some cases, other non-urban hospitals. Some of the hospitals that compete with us are owned by governmental agencies or not-for-profit entities supported by endowments and charitable contributions, and can finance capital expenditures on a tax-exempt basis.

     One of the most significant factors in the competitive position of a hospital is the number and quality of physicians affiliated with the hospital. Although physicians may at any time terminate their affiliation with a hospital that we operate, our hospitals seek to retain physicians of varied specialties on the hospitals' medical staffs and to attract other qualified physicians. We believe physicians refer patients to a hospital primarily on the basis of the quality of services it renders to patients and physicians, the quality of other physicians on the medical staff, the location of the hospital and the quality of the hospital's facilities, equipment and employees. Accordingly, we strive to maintain high ethical and professional standards and quality facilities, equipment, employees and services for physicians and their patients.

     Another factor in the competitive position of a hospital is management's ability to negotiate service contracts with purchasers of group health care services. HMOs and preferred provider organizations attempt to direct and control the use of hospital services through managed care programs and to obtain discounts from hospitals' established charges. In addition, employers and traditional health insurers are increasingly interested in containing costs through negotiations with hospitals for managed care programs and discounts from established charges. Generally, hospitals compete on the basis of market reputation, geographic location, quality and range of services, quality of the medical staff, convenience and price for service contracts with group health care service purchasers. The importance of obtaining contracts with managed care organizations varies from market to market, depending on the market strength of such organizations. Managed care contracts generally are less important in the non-urban markets served by us than they are in urban and suburban markets where there is typically a higher level of managed care penetration.

     State certificate of need laws, which place limitations on a hospital's ability to expand hospital services and add new equipment, also may have the effect of restricting competition. Two states in which we operate, Florida and Nevada, currently have certificate of need laws. The application process for approval of covered services, facilities, changes in operations and capital expenditures is, therefore, highly competitive. In those states that have no certificate of need laws or that set relatively high thresholds before expenditures become reviewable by state authorities, competition in the form of new services, facilities and capital spending may be more prevalent. We have not experienced, and do not expect to experience, any material adverse effects from state certificate of need requirements or from the imposition, elimination or relaxation of such requirements. See "Health Care Regulation and Licensing."

     We, and the health care industry as a whole, face the challenge of continuing to provide quality patient care while dealing with rising costs, strong competition for patients and a general reduction of reimbursement rates by both private and government payers. As both private and government payers reduce the scope of what may be reimbursed and reduced reimbursement levels for what is covered, federal and state efforts to reform the health care system may further impact reimbursement rates. Changes in medical technology, existing and future legislation, regulations and interpretations and competitive contracting for provider services by private and government payers may require changes in our facilities, equipment, personnel, rates and/or services in the future.

     The hospital industry and some of our hospitals continue to have significant unused capacity. Inpatient utilization, average lengths of stay and average inpatient occupancy rates continue to be negatively affected by payer-required pre-admission authorization, utilization review, and payment mechanisms to maximize outpatient and alternative health care delivery services for less acutely ill patients. Admissions constraints, payer pressures and increased competition are expected to continue. We will endeavor to meet these challenges by expanding our facilities' outpatient services, offering appropriate discounts to private payer groups, upgrading facilities and equipment, and offering new programs and services.

     We also face competition for acquisitions primarily from for-profit hospital management companies as well as not-for-profit entities. Some of our competitors have greater financial and other resources than us. Increased competition for the acquisition of non-urban acute care hospitals could have an adverse impact on our ability to acquire such hospitals on favorable terms.

PROPERTIES

     In addition to our owned and leased hospitals, we own a 48,000 square foot office building in Portland, Oregon and lease approximately 33,488 square feet of office space for our corporate headquarters in Brentwood, Tennessee under a seven-year lease that expires on March 31, 2005 and contains customary terms and conditions. See "Business -- Owned and Leased Hospitals."

EMPLOYEES AND MEDICAL STAFF

     As of March 1, 2000, we had 3,324 "full-time equivalent" employees, including 32 corporate personnel and 125 management company personnel. The remaining employees, most of whom are nurses and office personnel, work at the hospitals. We consider relations with our employees to be good. Approximately 1.56% of our employees are represented by unions.

     We typically do not employ physicians and, as of April 6, 2000, we employed less than 10 practicing physicians. Certain of our hospital services, including emergency room coverage, radiology, pathology and anesthesiology services, are provided through independent contractor arrangements with physicians.

LITIGATION

     We are involved in litigation arising in the ordinary course of business. It is our opinion, after consultation with legal counsel, that these matters will be resolved without material adverse effect on our consolidated financial position or results of operations.

                            GOVERNMENT REIMBURSEMENT

  Medicare/Medicaid Reimbursement

     A significant portion of our revenue is dependent upon Medicare and Medicaid payments. In recent years, fundamental changes in the Medicare and Medicaid programs, including the implementation of a prospective payment system for inpatient services at medical/surgical hospitals, have resulted in limitations on, and reduced levels of payment and reimbursement for, a substantial portion of hospital procedures and costs.

     Under the prospective payment system, a hospital receives a fixed amount for inpatient hospital services based on the established fixed payment amount per discharge for categories of hospital treatment known as diagnosis related group payments. Diagnosis related group payments do not consider a specific hospital's costs, but are national rates adjusted for area wage differentials. Psychiatric services, long-term care, rehabilitation, certain designated research hospitals and distinct parts of rehabilitation and psychiatric units within hospitals currently are exempt from the prospective payment system and are reimbursed on a cost-based system, subject to specific reimbursement caps, which are known as TEFRA limits.

     For several years, the percentage increases to the diagnosis related group payments rates have been lower than the percentage increases in the cost of goods and services purchased by general hospitals. The index used to adjust the diagnosis related group payments rates is based on a price proxy, known as the HCFA market basket index, reduced by Congressionally-mandated reduction factors. The historical diagnostic related group rate increases were 1.1%, 1.5%, 2%, 0, and .5% for federal fiscal years 1995, 1996, 1997, 1998 and 1999, respectively. The Balanced Budget Act of 1997 set the diagnostic related group payment rates of increase for future federal fiscal years at rates that will be based on the market basket rates less reduction factors of 1.8% in 2000, and 1.1% in 2001 and 2002. We anticipate that future legislation may further decrease the rates of increase for diagnosis related group payments, but we do not know the amount of the final reduction.

     Outpatient services provided by general hospitals are reimbursed by Medicare at the lower of customary charges or Medicare's definition of cost, subject to additional limits on the reimbursement of certain outpatient services. The Balanced Budget Act of 1997 mandated the implementation of the prospective payment system for Medicare outpatient services by January 1, 1999. This outpatient prospective payment system will be based on a system of Ambulatory Payment Categories. Each Ambulatory Payment Category will represent a bundle of outpatient services, and each Ambulatory Payment Category will be assigned a fully prospective reimbursement rate. Because final regulations implementing the outpatient prospective payment system have not been promulgated, we are not able to predict the full impact of this provision of the Balanced Budget Act of 1997. The Health Care Financing Administration has announced that the implementation of the outpatient prospective payment system will be delayed until July 1, 2000 or later. The outpatient prospective payment system will be further affected by changes mandated by the Medicare Balanced Budget Refinement Act of 1999. In most cases, this legislation will lessen the impact of reimbursement limitations imposed by the Balanced Budget Act of 1997. For example, the Balanced Budget Refinement Act of 1999 increases Medicare payments under the prospective payment system for hospital outpatient services provided to certain high-cost outlier patients.

     Medicare has special payment provisions for "Sole Community Hospitals." A Sole Community Hospital is generally the only hospital in at least a 35-mile radius or a 45-minute driving time radius. Colorado Plains Medical Center, Colorado River Medical Center, Elko General Hospital, Lake Havasu Regional Medical Center and Palo Verde Hospital qualify as Sole Community Hospitals under Medicare regulations. Special payment provisions related to Sole Community Hospitals include a higher diagnosis related group payments rate, which is based on a blend of hospital-specific costs and the national diagnosis related group payments rate; and a 90% payment "floor" for capital cost. In addition, the CHAMPUS program has special payment provisions for hospitals recognized as Sole Community Hospitals for Medicare purposes. The Balanced Budget Refinement Act of 1999 provides hospitals with greater flexibility to participate in Medicare as Sole Community Hospitals. The Balanced Budget Refinement Act of 1999 also provides a payment increase for Sole Community Hospitals for fiscal year 2001. For fiscal year 2001, the prospective payment system rate increase for hospitals not qualifying as Sole Community Hospitals is the market basket minus 1.1%. For Sole Community Hospitals, the prospective payment system rate increase will be the market basket percentage increase.

     Each state has its own Medicaid program that is funded jointly by such state and the federal government. Federal law governs how each state manages its Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit local needs and resources. As a result, each state Medicaid plan has its own payment formula and recipient eligibility criteria.

     The Balanced Budget Act of 1997 also repealed the Boren Amendment. The Boren Amendment was enacted in 1980 and imposed several requirements on states in their calculations of Medicaid rates. For example, the Boren Amendment required states to pay providers rates that are "reasonable and adequate" to meet the necessary costs of an efficiently operated facility. Although the full effect of the repeal of the Boren Amendment is not yet known, the likely result will be that states will begin setting lower Medicaid reimbursement rates than they would have under Boren.

  California Reimbursement

     We own or lease four hospitals in California. The Medicaid program in California, known as Medi-Cal, reimburses hospital inpatient costs on one of three methods: (i) cost-based, subject to various limits known as MIRL/Peer Group limits; (ii) negotiated rates per discharge or per diems for hospitals under contract; or (iii) managed care initiatives, where payment rates tend to be capitated and networks must be formed. Three of our four California hospitals are cost-based for Medi-Cal and the other is paid under the negotiated contract method. None of our cost-based hospitals is currently subject to a MIRL/Peer Group limit because its cost per discharge has historically been below the limit. There can be no assurance that this will remain the case in the future. Medi-Cal currently has a managed care initiative that is primarily targeted at urban areas. We do not expect that Medi-Cal will begin rural managed care contracting in the near future.

  Program Adjustments

     The Medicare, Medicaid and CHAMPUS programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payment to facilities. The final determination of amounts earned under the programs often requires many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. Management believes that adequate provision has been made for such adjustments. Until final adjustment, however, significant issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

                      HEALTH CARE REGULATION AND LICENSING

CERTAIN BACKGROUND INFORMATION

     Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Medicare, Medicaid, and other public and private hospital cost-containment programs, proposals to limit health care spending, proposals to limit prices and industry competitive factors are among the many factors that are highly significant to the health care industry. In addition, the health care industry is governed by a framework of federal and state laws, rules and regulations that are extremely complex and for which the industry has the benefit of only limited regulatory or judicial interpretation.

     There continue to be federal and state proposals that would, and actions that do, impose more limitations on government and private payments to providers such as us. In addition, there are proposals to increase co-payments and deductibles from program and private patients. Our facilities also are affected by controls imposed by government and private payors designed to reduce admissions and lengths of stay. Such controls, including what is commonly referred to as "utilization review," have resulted in a decrease in certain treatments and procedures being performed. Utilization review entails the review of the admission and course of treatment of a patient by a third party. Utilization review by third-party peer review organizations is required in connection with the provision of care paid for by Medicare and Medicaid. Utilization review by third parties also is required under many managed care arrangements.

     Many states have enacted, or are considering enacting, measures that are designed to reduce their Medicaid expenditures and to make changes to private health care insurance. Various states have applied, or are considering applying, for a federal waiver from current Medicaid regulations to allow them to serve some of their Medicaid participants through managed care providers. These proposals also may attempt to include coverage for some people who presently are uninsured, and generally could have the effect of reducing payments to hospitals, physicians and other providers for the same level of service provided under Medicaid.

CERTIFICATE OF NEED REQUIREMENTS

     Some states require approval for purchase, construction and expansion of health care facilities, including findings of need for additional or expanded health care facilities or services. Certificates of need, which are issued by governmental agencies with jurisdiction over health care facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and certain other matters. Two states in which we currently own hospitals, Florida and Nevada, have certificate of need laws. In addition, we may in the future buy additional hospitals in states that require certificates of need. We are unable to predict whether our hospitals will be able to obtain any certificates of need that may be necessary to accomplish their business objectives in any jurisdiction where such certificates of need are required.

ANTI-KICKBACK AND SELF-REFERRAL REGULATIONS

     Sections of the Anti-Fraud and Abuse Amendments to the Social Security Act, commonly known as the "anti-kickback" statute, prohibit certain business practices and relationships that might influence the provision and cost of health care services reimbursable under Medicaid or Medicare or other federal health care programs, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by Medicare or other government programs. Sanctions for violating the anti-kickback statute include criminal penalties and civil sanctions, including fines and possible exclusion from government programs, such as the Medicare and Medicaid programs. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the U.S. Department of Health and Human Services issued regulations that create safe harbors under the anti-kickback statute. A given business arrangement that does not fall within an enumerated safe harbor is not per se illegal; however, business arrangements of health care services providers that fail to satisfy the applicable safe harbor criteria risk increased scrutiny by enforcement authorities. The Health Insurance Portability and Accountability Act of 1996, which became effective January 1, 1997, added several new fraud and abuse laws. These new laws cover all health insurance programs -- private as well as governmental. In addition, the Health Insurance Portability and Accountability Act of 1996 broadened the scope of certain fraud and abuse laws, such as the anti-kickback statute, to include not just Medicare and Medicaid services, but all health care services reimbursed under a federal or state health care program.

     There is increasing scrutiny by law enforcement authorities, the Office of Inspector General of the Department of Health and Human Services, the courts and Congress of arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals and opportunities. Investigators also have demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purpose of payments between health care providers and potential referral sources. Enforcement actions have increased, as evidenced by recent highly publicized enforcement investigations of certain hospital activities.

     In addition, provisions of the Social Security Act prohibit physicians from referring Medicare and Medicaid patients to providers of a broad range of designated health services with which the physicians or their immediate family members have ownership or certain other financial arrangements. Certain exceptions are available for employment agreements, leases, physician recruitment and certain other physician arrangements. These provisions are known as the Stark laws and are named for the legislative sponsor, Rep. Pete Stark (R-CA). A person making a referral, or seeking payment for services referred, in violation of the Stark laws would be subject to the following sanctions:

     - civil money penalties of up to $15,000 for each service;

     - assessments equal to twice the dollar value for each service; and/or

     - exclusion from participation in the Medicare program, which can subject the person or entity to exclusion from participation in state health care programs.

     Further, if any physician or entity enters into an arrangement or scheme that the physician or entity knows or should know has the principal purpose of assuring referrals by the physician to a particular entity, and the physician directly makes referrals to such entity, then such physician or entity could be subject to a civil money penalty of up to $100,000. Many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program, to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care.

ENVIRONMENTAL REGULATIONS

     Our health care operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Our operations, as well as our purchases and sales of facilities, also are subject to various other environmental laws, rules and regulations.

HEALTH CARE FACILITY LICENSING REQUIREMENTS

     Our health care facilities are subject to extensive federal, state and local legislation and regulation. In order to maintain their operating licenses, health care facilities must comply with strict standards concerning medical care, equipment and hygiene. Various licenses and permits also are required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Our health care facilities hold all required governmental approvals, licenses and permits. All licenses, provider numbers and other permits or approvals required to perform our business operations are held by our subsidiaries. All of our hospitals are fully accredited by the Joint Commission on Accreditation of Health Care Organizations.

UTILIZATION REVIEW COMPLIANCE AND HOSPITAL GOVERNANCE

     Our health care facilities are subject to and comply with various forms of utilization review. In addition, under the Medicare prospective payment system, each state must have a peer review organization to carry out federally mandated system of review of Medicare patient admissions, treatments and discharges in hospitals. Medical and surgical services and practices are supervised extensively by committees of staff doctors at each health care facility, are overseen by each health care facility's local governing board, the primary voting members of which are physicians and community members, and are reviewed by our quality assurance personnel. The local governing boards also help maintain standards for quality care, develop long-range plans, establish, review and enforce practices and procedures and approve the credentials and disciplining of medical staff members.

GOVERNMENTAL DEVELOPMENTS REGARDING SALES OF NOT-FOR-PROFIT HOSPITALS

     In recent years, the legislatures and attorneys general of several states have shown a heightened level of interest in transactions involving the sale of non-profit hospitals. Although the level of interest varies from state to state, the trend is to provide for increased governmental review, and in some cases approval, of transactions in which not-for-profit corporations sell a health care facility. Attorneys general in certain states, including California, have been especially active in evaluating these transactions.

PROPOSED MEDICAL RECORDS PRIVACY LEGISLATION

     The Health Insurance Portability and Accountability Act of 1996 directed Congress to pass comprehensive health privacy legislation no later than August 21, 1999. In the event Congress failed to pass such legislation, the act required the Secretary of Health and Human Services to issue regulations designed to protect the privacy of individually identifiable health information. Congress failed to pass the legislation, and on October 29, 1999, the Health and Human Services issued a proposed set of standards to comply with the act's mandate. The standards will apply to medical records created by health care providers, hospitals, health plans and health care clearinghouses that are either transmitted or maintained electronically and the paper printouts created from these records. The proposed standards:

     - increase consumer control over their medical records,

     - mandate substantial financial penalties for violation of a patient's right to privacy, and

     - with a few exceptions, require that an individual's health care information only be used for health purposes.

     The proposed standards also require health care providers to implement and enforce privacy policies to ensure compliance with the standards. The proposed standards are not yet final, and may be modified prior to finalization. Until the standards are finalized, we cannot know the extent of our costs for implementing the requirements imposed by the regulations. We have appointed an internal task force to study the proposed regulations' potential effects on our business and to prepare us for compliance with the regulations.

CALIFORNIA SEISMIC STANDARDS

     California enacted the Alfred E. Alquist Hospital Facilities Seismic Safety Act in 1973 and substantially amended the Alquist Act in 1983 and 1995. The Act requires that the California Building Standards Commission adopt earthquake performance categories, seismic evaluation procedures, standards and timeframes for upgrading certain facilities, and seismic retrofit building standards. These regulations require hospitals to meet seismic performance standards to ensure that they are capable of providing medical services to the public after an earthquake or other disaster. The Building Standards Commission completed its adoption of evaluation criteria and retrofit standards in 1998.

     The Alquist Act requires that within three years after the Building Standards Commission has adopted evaluation criteria and retrofit standards:

     - certain hospitals must conduct seismic evaluations and submit these evaluations to the Office of Statewide Health Planning and Development, Facilities Development Division for its review and approval;

     - hospitals must identify the most critical nonstructural systems that represent the greatest risk of failure during an earthquake and submit timetables to Office of Statewide Health Planning and Development, Facilities Development Division for its review and approval; and

     - regulated hospitals must prepare a plan and compliance schedule for each regulated building demonstrating the steps a hospital will take to bring the hospital buildings into compliance with the regulations and standards.

     We will be required to conduct engineering studies of our California facilities to determine whether and to what extent modifications to our facilities will be required. If significant modifications are required to comply with the seismic standards, we could incur substantial capital costs. Compliance plans, if necessary, must be filed with the State of California by 2002. Any facilities currently not in compliance with the seismic regulations and standards must be brought into compliance by 2008.

PROFESSIONAL LIABILITY

     As part of our business, we are subject to claims of liability for events occurring as part of the ordinary course of hospital operations. To cover these claims, we maintain professional malpractice liability insurance and general liability insurance in amounts that management believes to be sufficient for our operations, although some claims may exceed the scope of the coverage in effect. We also have a tail policy that transfers all risk for our professional liability, and we maintain umbrella coverage. At various times in the past, the cost of malpractice and other liability insurance has risen significantly. Therefore, there can be no assurance that adequate levels of insurance will continue to be available at a reasonable price.

     Through our typical hospital management contract, we attempt to protect ourselves from such liability by requiring the hospital to maintain certain specified limits of insurance coverage, including professional liability, comprehensive general liability, worker's compensation and fidelity insurance, and by requiring the hospital to name us as an additional insured party on the hospital's professional and comprehensive general liability policies. We also maintain certain contingent liability policies designed to cover contingent exposure Brim Hospitals, Inc. could incur under such management contracts. Our management contracts generally provide for our indemnification by the hospital against claims that arise out of hospital operations. However, there can be no assurance the hospitals will maintain such insurance or that such indemnities will be available.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning our directors and executive officers as of March 17, 2000.

NAME                                   AGE                          POSITION
----                                   ---                          --------
Martin S. Rash.......................  45   Chairman of the Board, President, Chief Executive
                                              Officer and Director
Richard D. Gore......................  47   Vice Chairman of the Board, Chief Financial Officer and
                                              Director
John M. Rutledge.....................  42   Executive Vice President and Chief Operating Officer
James Thomas Anderson................  46   Senior Vice President of Acquisitions and Development
Howard T. Wall III...................  41   Senior Vice President, General Counsel and Secretary
Brenda B. Rector.....................  52   Vice President and Controller
Bruce V. Rauner......................  44   Director
Joseph P. Nolan......................  35   Director
A.E. Brim............................  69   Director
David L. Steffy......................  56   Director
Winfield C. Dunn.....................  72   Director

     Mr. Rash has served as the President, Chief Executive Officer and as a director of our company since the Brim recapitalization in December 1996, and as Chairman of the Board since May 1998. From February 1996 to December 1996, Mr. Rash served as Chief Executive Officer of PHC of Delaware, Inc. Mr. Rash was employed by Community Health Systems, Inc., an operator of non-urban acute care hospitals, from 1986 to February 1996, and served as its Chief Operating Officer from February 1994 to February 1996.

     Mr. Gore has served as Chief Financial Officer of our company since the Brim recapitalization in December 1996 and was named Vice Chairman of the Board in December 1999. Mr. Gore also served as Executive Vice President of Province from December 1996 to December 1999. From April 1996 to December 1996, Mr. Gore served as Executive Vice President and Chief Financial Officer of PHC of Delaware, Inc. Mr. Gore served as Vice President and Controller of Quorum Health Group, Inc., a hospital management company, from February 1990 to April 1996.

     Mr. Rutledge has served as Chief Operating Officer of our company since December 1996 and was named Executive Vice President in December 1999. Mr. Rutledge served as Senior Vice President of Province from December 1996 to December 1999. From 1986 to October 1996, Mr. Rutledge served in several senior management positions with Community Health Systems, Inc., most recently serving as a Regional Vice President/Group Director from 1992 to October 1996.

     Mr. Anderson has served as Senior Vice President of Acquisitions and Development of our company since January 1998. From November 1993 to January 1998, Mr. Anderson served as a Vice President/Group Director of Community Health Systems, Inc., and was its Operations Controller from September 1992 to November 1993. From April 1990 to September 1992, Mr. Anderson served as Chief Financial Officer of Clarksville Memorial Hospital in Clarksville, Tennessee, and from 1984 to April 1990, he served as Chief Executive Officer of Harton Medical Center in Tullahoma, Tennessee.

     Mr. Wall has served as Senior Vice President, Secretary and General Counsel of our company since September 1997. From 1990 to September 1997, Mr. Wall served as a member of Waller Lansden Dortch & Davis, a law firm based in Nashville, Tennessee, where he chaired the health care group.

     Ms. Rector has served as Vice President and Controller of our company since the Brim recapitalization in December 1996. From October 1996 to December 1996, Ms. Rector served as Vice

President and Controller of PHC of Delaware, Inc. From October 1990 to October 1996, Ms. Rector served as a partner in Ernst & Young LLP's health care industry practice.

     Mr. Rauner has served as a director of our company since the Brim recapitalization in December 1996, and served as Chairman of the Board, from December 1996 to May 1998. He also served as a director of PHC of Delaware, Inc. from its inception in February 1996 to December 1996. Mr. Rauner is the Managing Principal of GTCR Golder Rauner, LLC and has been a Principal with Golder, Thoma, Cressey, Rauner, Inc., a venture capital firm and the general partner of Golder, Thoma, Cressey, Rauner Fund IV, L.P., since 1981. Mr. Rauner is also a director of Lason, Inc., Polymer Group, Inc., Coinmach Laundry Corporation, Esquire Communications Ltd. and Metamor Worldwide, Inc.

     Mr. Nolan has served as a director of our company since the Brim recapitalization in December 1996, and served as a director of PHC of Delaware, Inc. from its inception in February 1996 to December 1996. Mr. Nolan is a Principal of GTCR Golder Rauner, LLC and has been a Principal of Golder, Thoma, Cressey, Rauner, Inc. since July 1996. Mr. Nolan joined Golder, Thoma, Cressey, Rauner, Inc. in February 1994. From May 1990 to January 1994, Mr. Nolan served as Vice President Corporate Finance at Dean Witter Reynolds Inc. Mr. Nolan is also a director of Lason, Inc. and Esquire Communications Ltd.

     Mr. Brim formed Brim, Inc. and has served as a director of our company since its formation. He has served as Chairman Emeritus since December 1996. From Province's formation until December 1996, he served as Chairman and Chief Executive Officer of Brim, Inc.

     Mr. Steffy has served as a director of our company since August 1997. Mr. Steffy is a founder and director of Intensiva HealthCare Corporation, a long-term acute care hospital company, Odyessy Healthcare Inc., a hospice health care company and Arcadian Healthcare Management, an operator of rural health care service networks. From 1985 to 1996, Mr. Steffy was Vice Chairman and Director of Community Health Systems, Inc., a company he co-founded.

     Dr. Dunn, a former Governor of the State of Tennessee, was appointed to the board of directors of our company in February 2000. From 1979 to 1985, Dr. Dunn served as Senior Vice-President, Government Affairs, for HCA. From 1987 to 1991, Dr. Dunn served as Chairman of the Board of First Cumberland Bank. In 1993, Dr. Dunn became Chairman of the Board of Medshares Management Group, Incorporated, an owner and manager of home health care agencies.

     Each director is elected to serve until their successor is elected at the next annual meeting of shareholders or until their earlier death, resignation or removal as provided in our bylaws. Our executive officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

     The board of directors has established three standing committees. The compensation committee was appointed by the board of directors in January 1998 to administer our stock plans and recommend to the board of directors compensation of our executive officers. During 1999, the compensation committee was comprised of Messrs. Brim, Nolan and Michael Willis. Mr. Willis resigned from the board of directors in January 2000. The compensation committee is currently comprised of Messrs. Steffy and Dunn.

     The audit committee was appointed by the board of directors in January 1998 to recommend the annual appointment of our auditors, with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles used by us in financial reporting, internal auditing procedures and the adequacy of our internal control principles. During 1999, the audit committee was comprised of Messrs. Willis and Steffy. Mr. Willis resigned from the board of directors in January 2000. The audit committee is currently comprised of Messrs. Steffy and Nolan.

     The compliance committee was appointed by the board of directors in February 2000 to oversee our corporate compliance program. See
"Business -- Regulatory Compliance Program." The compliance committee is comprised of Messrs. Brim, Nolan and Dunn.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to ownership of our common stock as of April 4, 2000, by

     - each person known by us to be the beneficial owner of more than 5% of our common stock;

     - each of our directors;

     - our chief executive officer and four most highly compensated officers other than the chief executive officer;

     - all of our directors and executive officers as a group; and

     - each stockholder selling shares in this offering.

     To our knowledge, unless otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned. We are unaware of any person other than those listed below that beneficially owns more than 5% of the outstanding shares of our common stock. Under Securities and Exchange Commission rules, the number of shares shown as beneficially owned includes shares of common stock subject to options that currently are exercisable or will be exercisable within 60 days of April 4, 2000. Shares of common stock subject to options that are currently exercisable or will be exercisable within 60 days of April 4, 2000 are considered to be outstanding for the purpose of determining the percentage of the shares held by a holder, but not for the purpose of computing the percentage held by others.

     We and one stockholder of our company have granted an option to the underwriters to purchase an aggregate of 603,015 shares of common stock to cover over-allotments, if any, of which 611 shares may be sold by the additional stockholder. Such shares will not be sold unless the underwriters exercise their over-allotment option, and the table below assumes that such over-allotment option will not be exercised. If the underwriters exercise their over-allotment option in full, J. Thomas Anderson will sell 611 shares, which would result in Mr. Anderson beneficially owning 81,819 shares of common stock or less than 1% of the common stock outstanding immediately following the offering.

     All computations are based on 15,912,982 shares of common stock outstanding on April 4, 2000.

                                                  SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED PRIOR TO THE    SHARES TO      OWNED AFTER THE
                                                       OFFERING          BE SOLD          OFFERING
SELLING AND 5% STOCKHOLDERS,                      -------------------     IN THE     -------------------
DIRECTORS, OFFICERS                                NUMBER     PERCENT    OFFERING     NUMBER     PERCENT
----------------------------                      ---------   -------   ----------   ---------   -------
AMVESCAP PLC(1)
  11 Devonshire Square
  London EC2M 4YR
  England.......................................  1,603,650    10.1%       --        1,603,650     8.2%
Putnam Investments, Inc.(2)
  One Post Office Square
  Boston, MA 02109..............................  1,592,000    10.0        --        1,592,000     8.2
J.&W. Seligman & Co. Incorporated(3)
  100 Park Avenue
  New York, NY 10017............................  1,350,571     8.5        --        1,350,571     6.9
Chartwell Investment Partners(4)
  1235 Westlakes Drive, Suite 330
  Berwyn, PA 19312..............................    819,592     5.2        --          819,592     4.2
Golder, Thoma, Cressey, Rauner Fund IV, L.P.
  6100 Sears Tower
  Chicago, IL 60606.............................    501,258     3.1     400,000        101,258       *
Martin S. Rash(5)(13)...........................    612,319     3.8        --          612,319     3.1
Bruce V. Rauner(6)..............................    554,909     3.5        --          154,909       *
Joseph P. Nolan(7)..............................    512,432     3.2        --          112,432       *
Richard D. Gore(8)(13)..........................    454,647     2.9        --          454,647     2.3

                                                  SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED PRIOR TO THE    SHARES TO      OWNED AFTER THE
                                                       OFFERING          BE SOLD          OFFERING
SELLING AND 5% STOCKHOLDERS,                      -------------------     IN THE     -------------------
DIRECTORS, OFFICERS                                NUMBER     PERCENT    OFFERING     NUMBER     PERCENT
----------------------------                      ---------   -------   ----------   ---------   -------
John M. Rutledge(9)(13).........................    202,476     1.3        --          202,476     1.0
James T. Anderson(10)(13).......................     82,430       *        --           82,430       *
Howard T. Wall III(11)(13)......................     61,513       *        --           61,513       *
Winfield C. Dunn(13)............................         --      --        --               --      --
A.E. Brim(12)
  305 N.E. 102d Ave
  Portland, OR 97020............................     49,043       *        --           49,043       *
David L. Steffy(13)(14).........................     67,221       *        --           67,221       *
All executive officers and directors as a group
  (11 persons)(15)..............................  2,150,010    13.5        --        1,749,399     9.0

---------------

 * Less than 1%

 (1) The number of shares listed as beneficially owned by AMVESCAP PLC includes shares held by certain of its affiliates. Information is derived from a
     Schedule 13G/A filed by AMVESCAP PLC with the Securities and Exchange Commission on March 9, 2000.
 (2) The number of shares listed as beneficially owned by Putnam Investments, Inc. includes shares held by certain of its affiliates. Information is as of December 31, 1999 and is derived from a Schedule 13G/A filed by Putnam Investments, Inc. with the Securities and Exchange Commission on February 17, 2000.
 (3) Includes shares owned directly by Mr. William C. Morris, owner of a majority of the outstanding voting securities of J.&W. Seligman & Co. Incorporated. Information is as of December 31, 1999 and is derived from a
     Schedule 13G/A filed by J.&W. Seligman & Co. Incorporated with the Securities and Exchange Commission on February 10, 2000.
 (4) Information is as of December 31, 1998 and is derived from a Schedule 13G filed by Chartwell Investment Partners with the Securities and Exchange Commission on February 16, 1999.
 (5) Includes 541,660 shares owned directly by Mr. Rash and options to purchase 70,659 shares granted under the 1997 stock option plan.
 (6) Includes 501,258 shares held by Golder, Thoma, Cressey, Rauner Fund IV, L.P. ("GTCR Fund IV") prior to this offering and 101,258 shares held by GTCR Fund IV after this offering. GTCR Fund IV is selling 400,000 shares in this offering. Golder, Thoma, Cressey, Rauner, Inc. ("GTCR") is the general partner of GTCR IV, L.P., which in turn is the general partner of GTCR Fund
     IV. As a principal of GTCR, Mr. Rauner may be deemed to share the power to vote and dispose of the shares held by GTCR Fund IV. Mr. Rauner disclaims beneficial ownership of the shares of common stock owned by GTCR Fund IV. Mr. Rauner also owns 53,651 shares individually. The address of Mr. Rauner is the same address shown for GTCR Fund IV.
 (7) Includes 501,258 shares held by GTCR Fund IV prior to this offering, and 101,258 shares held by GTCR Fund IV after this offering. GTCR Fund IV is selling 400,000 shares in this offering. GTCR is the general partner of GTCR IV, L.P., which in turn is the general partner of GTCR Fund IV. As a principal of GTCR, Mr. Nolan may be deemed to share the power to vote and dispose of the shares held by GTCR Fund IV. Mr. Nolan disclaims beneficial ownership of the shares of common stock owned by GTCR Fund IV. Mr. Nolan also owns 11,174 shares individually. The address for Mr. Nolan is the same address shown for GTCR Fund IV.
 (8) Includes options to purchase 59,185 shares granted under the 1997 stock option plan.
 (9) Includes options to purchase 161,387 shares granted under the 1997 stock option plan.
(10) Includes options to purchase 54,184 shares granted under the 1997 stock option plan.
(11) Includes options to purchase 61,513 shares granted under the 1997 stock option plan.
(12) Includes 40,046 shares held of record by Brim Capital Corporation, and options owned by Mr. Brim individually to purchase 8,997 shares under the 1997 stock option plan.
(13) The address of each of Messrs. Rash, Gore, Anderson, Rutledge, Steffy, Dunn and Wall is 105 Westwood Place, Suite 400, Nashville, TN 37027.
(14) Includes options to purchase 7,221 shares granted under the 1997 stock option plan.
(15) Includes options to purchase 476,514 shares granted under the 1997 stock option plan.

STOCKHOLDERS AGREEMENT AND SENIOR MANAGEMENT AGREEMENTS

     In connection with the Brim recapitalization, and in addition to becoming parties to the stockholders agreement, dated December 17, 1996, Messrs. Rash and Gore entered into senior management agreements with our company, Golder, Thoma, Cressey, Rauner Fund IV, L.P. and Leeway & Co. These executive agreements provide that a portion of the common stock purchased by each of Messrs. Rash and Gore is subject to vesting. Upon completion of our initial public offering in February 1998, 50% of the shares eligible to vest became vested, and the remaining shares eligible to vest will become vested in equal installments on the first three anniversaries of the completion of the offering. Unvested shares are subject to repurchase by us or, if we do not elect to repurchase such shares, by Golder, Thoma, Cressey, Rauner Fund IV, L.P., at their original cost upon termination of executive's employment with us for any reason. For purposes of determining earnings per share, 100% of the common stock purchased by Messrs. Rash and Gore is considered outstanding. The executive agreements entitle us and Golder, Thoma, Cressey, Rauner Fund IV, L.P. to repurchase from each of Messrs. Rash and Gore upon the termination of his employment any Junior Preferred Stock and vested common stock at a price equal to fair market value and any unvested common stock at a price equal to original cost. The stockholders agreement entitles us and Golder, Thoma, Cressey, Rauner Fund IV, L.P. to repurchase shares of the common stock and Junior Preferred Stock from an employee stockholder upon the termination of such employee's employment by us at a price equal to fair market value. The stockholders agreement and the executive agreements also contain restrictions on the transfer of Province's securities. Pursuant to the stockholders agreement, the stockholders agree to consent to and participate in any sale of our company approved by the board of directors and by the holders of a majority of the common stock. The stockholders agreement and the portions of the executive agreements which restrict the transfer of our securities were terminated in February 1998 in connection with our initial public offering. All shares to which Mr. Rash and Mr. Gore were entitled have become fully vested.

REGISTRATION AGREEMENT

     In connection with the Brim recapitalization, the stockholders of Brim, Inc. at such time entered into a registration agreement with Brim, Inc. The registration agreement provides for certain demand registration rights to the stockholders party thereto and to subsequent holders of the common stock acquired by the stockholders party thereto in connection with the Brim recapitalization. The demand registration rights commenced from and after the 180th day after the closing of our initial public offering. The holders of a majority of the registrable securities held by the stockholders party thereto, other than Leeway & Co., are entitled to request two long-form registrations in which we pay all registration expenses. Such holders are also entitled to request an unlimited number of long-form registrations in which holders of registrable securities pay their pro-rata share of registration expenses. The holders of a majority of the registrable securities held by Leeway & Co. are entitled to request one long-form registration in which we pay all registration expenses and an unlimited number of long-form registrations in which the holders of registrable securities pay their share of registration expenses. We are entitled to postpone a demand registration for up to one year under certain circumstances, and we are not required to effect a demand registration within one year of a previous registration in which holders of registrable securities participated without reduction of the number of their included shares.

     The registration agreement also provides that, subject to certain limitations, the stockholders party thereto and their permitted transferees may request inclusion of their shares in a registration of equity securities by us, other than pursuant to a demand registration. Expenses incurred in connection with the exercise of such piggyback registration rights are borne by us.

     Each of the stockholders party to the registration agreement, other than those identified in this prospectus as selling shares of common stock in this offering or pursuant to the underwriters' over-allotment option, have waived their right to include their shares in this offering.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.01 per share; and 175,000 shares of preferred stock, of which 25,000 shares have been designated as Series A Senior Preferred Stock, no par value; and 50,000 shares have been designated as Series B Junior Preferred Stock, no par value. As of April 4, 2000, there were 15,912,982 shares of common stock outstanding held of record by 311 stockholders, and no shares of preferred stock outstanding. We believe our common stock is beneficially held by more than 400 individual stockholders. The following description of our capital stock and provisions of our certificate of incorporation and bylaws are only summaries and we encourage you to review complete copies of our certificate of incorporation and bylaws, which we have previously filed with the Securities and Exchange Commission.

COMMON STOCK

     Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.

PREFERRED STOCK

     All outstanding shares of our Series A Senior Preferred Stock and Series B Junior Preferred Stock have been redeemed and may not be reissued or resold. With respect to the remaining 100,000 authorized shares of preferred stock, our board of directors may from time to time, without stockholder approval, designate one or more series of preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuances of preferred stock could:

     - restrict the payment of dividends on common stock if dividends on the preferred stock have not been paid in full;

     - dilute the voting power and equity interests of holders of common stock to the extent the preferred stock is convertible into common stock or has voting rights; or

     - prevent the holders of common stock from participating in the distribution of our assets upon liquidation until any liquidation preferences held by the holders of preferred stock are satisfied.

     In addition, issuances of preferred stock could make it harder for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding common stock.

DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS MAY HAVE AN ANTI-TAKEOVER EFFECT

     Provisions in our certificate of incorporation, bylaws and Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. We are governed by the provisions of Section 203 of the Delaware General Corporate Law, which provides that a person who owns (or within three years, did own) 15% or more of a company's voting stock is an "interested stockholder." Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder unless:

     - the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

     - at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.66% of the outstanding voting stock.

     Section 203 could prohibit or delay mergers or other takeover attempts against us, and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

     Our certificate of incorporation and bylaws include certain restrictions on who may call a special meeting of stockholders and prohibit certain actions by written consent of the holders of common stock. These provisions could delay, deter or prevent a future takeover or acquisition of us unless such takeover or acquisition is approved by the board of directors.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

     - breach of the director's duty of loyalty;

     - acts or omissions not in good faith, intentional misconduct or a knowing violation of the law;

     - the unlawful payment of a dividend or unlawful stock purchase or redemption; and

     - any transaction from which the director derives an improper personal benefit.

     This provision, however, has no effect on the availability of equitable remedies such as an injunction or recision. Additionally, this provision will not limit liability under state or federal securities laws.

     The certificate of incorporation also provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is First Union National Bank. Its address is 1525 West WT Harris Boulevard, Building 3C3, Charlotte, NC 28262-1153, and its telephone number at this location is (704) 590-7385.

                                  UNDERWRITING

     Subject to the terms and conditions described in a purchase agreement among us, we and the selling stockholders have agreed to sell to the underwriters listed below, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

                                                                NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................   2,010,052
Credit Suisse First Boston Corporation......................     804,020
Deutsche Bank Securities Inc................................     301,507
First  Union  Securities,  Inc. ............................     301,507
FleetBoston Robertson Stephens Inc..........................     301,507
Warburg Dillon Read LLC.....................................     301,507
                                                              ----------
             Total..........................................   4,020,100
                                                              ==========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreements may be terminated.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us and the selling stockholders that they propose initially to offer the shares of our common stock to the public at the offering price on the cover page of this prospectus and to dealers at the price less a concession not in excess of $0.71 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                               PER SHARE   WITHOUT OPTION   WITH OPTION
                                               ---------   --------------   -----------
Public offering price........................   $23.875     $95,979,888     $110,376,871
Underwriting discount........................     $1.19      $4,783,919       $5,501,507
Proceeds, before expenses to Province........   $22.685     $82,121,969      $95,787,503
Proceeds, before expenses, to the selling
  stockholders...............................   $22.685      $9,074,000       $9,087,861

     The expenses of the offering, not including the underwriting discount, are estimated at $0.6 million and are payable by Province.

OVER-ALLOTMENT OPTION

     We and one stockholder of our company have granted an option to the underwriters to purchase up to an aggregate of 603,015 shares of common stock to cover over-allotments, if any, of which 611 shares may be sold by the additional stockholder. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We, the selling stockholders and our executive officers and directors have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not directly or indirectly to:

     - offer, pledge, sell or contract to sell any common stock;

     - sell any option or contract to purchase any common stock;

     - purchase any option or contract to sell any common stock;

     - grant any option, right or warrant for the sale of any common stock;

     - lend or otherwise dispose of or transfer any common stock;

     - request or demand that we file a registration statement related to the common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above do not apply to the sale of shares by certain stockholders to the underwriters solely to cover over-allotments in this offering.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     Our shares are quoted on the Nasdaq National Market under the symbol
"PRHC."

NASD REGULATIONS

     Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists in the common shares.

PRICE STABILIZATION, SHORT POSITIONS

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short term position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

     Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc. and First Union Securities, Inc., each one of the underwriters, are each an affiliate of a lender under our revolving credit facility. Such affiliates of Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc. and First Union Securities, Inc. will receive their proportionate share of the repayment by us of amounts outstanding under our revolving credit facility from the net proceeds of this offering. See "Use of Proceeds."

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares offered hereby will be passed upon for Province by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee. Certain legal matters in connection with the validity of the shares of common stock offered hereby will be passed upon for the underwriters by Shearman & Sterling.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The audited combined financial statements of Doctors' Hospital of Opelousas and certain affiliated entities are included in our Form 8-K/A dated August 16, 1999, which is incorporated by reference in the prospectus and the registration statement. Ernst & Young LLP, independent auditors, have audited these combined financial statements as of and for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in the prospectus and the registration statement. The combined financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     The audited combined financial statements of Minden Medical Center and Trinity Valley Medical Center including certain medical office buildings and other health care businesses related to the operations of these hospitals (collectively, the Tenet Province Hospitals) as of and for the year ended May 31, 1999 are included in our Form 8-K/A dated December 17, 1999, and have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, which is incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Reports and other information concerning us can also be inspected at the offices of Nasdaq, 33 Whitehall Street, New York, New York 10004-2193.

     We have filed a registration statement on Form S-3 with the SEC covering the common stock. For further information on Province and the securities we are offering in this prospectus, you should refer to our registration statement, its exhibits and the documents incorporated by reference therein. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents.

     You should rely only on the information contained and incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

     - incorporated documents are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file later with the SEC will automatically update and supercede this information.

     We incorporate by reference the documents listed below which we filed with the SEC under the Securities Exchange Act of 1934:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     - our Current Report on Form 8-K, filed on June 17, 1999, as amended on August 16, 1999 (with respect only to the combined financial statements of Doctors' Hospital of Opelousas and certain affiliated entities as of and for the fiscal year ended December 31, 1998);

     - our Current Report on Form 8-K, filed on October 18, 1999, as amended on December 17, 1999 (with respect only to the combined financial statements of Minden Medical Center and Trinity Valley Medical Center including certain medical office buildings and other healthcare businesses related to the operations of these hospitals (collectively, the Tenet Province Hospitals) as of and for the fiscal year ended May 31, 1999);

     - our Current Report on Form 8-K, filed on March 2, 2000 (with respect to our acquisition of City of Ennis Hospital in Ennis, Texas);

     - our Current Report on Form 8-K, filed on April 4, 2000 (with respect to our announcement that we have entered into a long-term lease agreement for the Bolivar Medical Center).

     You may request a copy of these filings, at no cost, by writing or telephoning our Corporate Secretary at the following address:

     Province Healthcare Company
     105 Westwood Place
     Suite 400
     Brentwood, Tennessee 37027
     Attention: Corporate Secretary
     (615) 370-1377

     We also incorporate by reference each of the following documents that we will file with the SEC on or after the date of this prospectus but before all the common stock offered by this prospectus has been sold:

     - reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

     - definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

     - any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

Such documents will become a part of this prospectus from the date such document is filed.

     Any statement contained in this prospectus or in a document incorporated by reference are modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall be deemed, as so modified or superseded, to constitute a part of this prospectus.

                         INDEX TO FINANCIAL STATEMENTS

     The following financial statements are included as a separate section of this prospectus:

Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets At December 31, 1998 and
  1999......................................................  F-3
Consolidated Statements of Income for the Years Ended
  December 31, 1997, 1998 and 1999..........................  F-4
Consolidated Statements of Changes in Common Stockholders'
  Equity for the Years Ended December 31, 1997, 1998 and
  1999......................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Province Healthcare Company

     We have audited the accompanying consolidated balance sheets of Province Healthcare Company and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Province Healthcare Company and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Nashville, Tennessee
February 22, 2000

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,113   $     --
  Accounts receivable, less allowance for doubtful accounts
     of $9,033 in 1998 and $16,494 in 1999..................    53,126     88,866
  Inventories...............................................     7,083     11,122
  Prepaid expenses and other................................    10,211      6,534
                                                              --------   --------
          Total current assets..............................    72,533    106,522
Property, plant and equipment, net..........................   112,114    186,129
Cost in excess of net assets acquired, net..................   142,017    193,904
Other.......................................................    12,713     15,658
                                                              --------   --------
                                                               154,730    209,562
                                                              --------   --------
                                                              $339,377   $502,213
                                                              ========   ========
                   LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  6,786   $ 14,927
  Accrued salaries and benefits.............................     8,655     10,790
  Accrued expenses..........................................     4,583     14,558
  Current maturities of long-term obligations...............     1,797      2,223
                                                              --------   --------
          Total current liabilities.........................    21,821     42,498
Long-term obligations, less current maturities..............   134,301    259,992
Third-party settlements.....................................     3,502      4,597
Other liabilities...........................................     9,862      9,997
Minority interest...........................................       700        770
                                                              --------   --------
                                                               148,365    275,356
Common stockholders' equity:
  Common stock -- $0.01 par value; 25,000,000 shares
     authorized; issued and outstanding 15,704,578 shares
     and 15,742,048 shares at December 31, 1998 and 1999,
     respectively...........................................       157        157
  Additional paid-in-capital................................   162,926    163,593
  Retained earnings.........................................     6,108     20,609
                                                              --------   --------
                                                               169,191    184,359
                                                              --------   --------
                                                              $339,377   $502,213
                                                              ========   ========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1998          1999
                                                              -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Net patient service revenue...............................   $149,296      $217,364      $323,319
  Management and professional services......................     11,517        11,885        13,319
  Reimbursable expenses.....................................      6,674         6,520         6,668
  Other.....................................................      3,040         3,086         3,386
                                                               --------      --------      --------
          Net operating revenue.............................    170,527       238,855       346,692
Expenses:
  Salaries, wages and benefits..............................     66,172        94,970       139,183
  Reimbursable expenses.....................................      6,674         6,520         6,668
  Purchased services........................................     23,242        28,250        39,454
  Supplies..................................................     16,574        24,252        38,931
  Provision for doubtful accounts...........................     12,812        17,839        25,572
  Other operating expenses..................................     16,318        19,149        30,222
  Rentals and leases........................................      4,888         5,777         7,201
  Depreciation and amortization.............................      7,557        13,409        19,734
  Interest expense..........................................      8,121        10,555        13,901
  Minority interest.........................................        329           155           166
  Loss on sale of assets....................................        115            45            11
                                                               --------      --------      --------
          Total expenses....................................    162,802       220,921       321,043
                                                               --------      --------      --------
Income before income taxes..................................      7,725        17,934        25,649
Income taxes................................................      3,650         7,927        11,148
                                                               --------      --------      --------
Net income..................................................      4,075        10,007        14,501
Preferred stock dividends and accretion.....................     (5,077)         (696)           --
                                                               --------      --------      --------
Net income (loss) to common shareholders....................   $ (1,002)     $  9,311      $ 14,501
                                                               ========      ========      ========
Basic earnings per common share:
  Net income (loss) to common shareholders..................   $  (0.17)     $   0.70      $   0.92
                                                               ========      ========      ========
Diluted earnings per common share:
  Net income (loss) to common shareholders..................   $  (0.17)     $   0.68      $   0.91
                                                               ========      ========      ========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                   COMMON STOCK                  RETAINED
                                               --------------------   PAID-IN    EARNINGS
                                                 SHARES     AMOUNT    CAPITAL    (DEFICIT)    TOTAL
                                               ----------   -------   --------   ---------   --------
Balance at December 31, 1996.................   5,370,500   $ 1,680   $     --    $(2,170)   $   (490)
  Issuance of stock..........................     960,114       436         --         --         436
  Preferred stock dividends and accretion....          --        --         --     (5,077)     (5,077)
  Net income.................................          --        --         --      4,075       4,075
                                               ----------   -------   --------    -------    --------
Balance at December 31, 1997.................   6,330,614     2,116         --     (3,172)     (1,056)
  Reincorporation............................          --    (2,053)     2,053         --          --
  Conversion of junior preferred stock and
     initial public offering of common
     stock...................................   6,679,154        67     95,285        (31)     95,321
  Issuance of stock from follow-on stock
     offering................................   2,685,500        27     65,500         --      65,527
  Exercise of stock options..................       9,310        --         88         --          88
  Preferred stock dividends and accretion....          --        --         --       (696)       (696)
  Net income.................................          --        --         --     10,007      10,007
                                               ----------   -------   --------    -------    --------
Balance at December 31, 1998.................  15,704,578       157    162,926      6,108     169,191
  Exercise of stock options..................      26,648        --        241         --         241
  Stock option compensation expense..........          --        --         53         --          53
  Income tax benefit from stock options
     exercised...............................          --        --        126         --         126
  Issuance of common stock from employee
     stock purchase plan.....................      10,822        --        247         --         247
  Net income.................................          --        --         --     14,501      14,501
                                               ----------   -------   --------    -------    --------
Balance at December 31, 1999.................  15,742,048   $   157   $163,593    $20,609    $184,359
                                               ==========   =======   ========    =======    ========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              --------   ---------   ---------
                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $  4,075   $  10,007   $  14,501
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................     7,557      13,409      19,734
     Provision for doubtful accounts........................    12,812      17,839      25,572
     Deferred income taxes..................................     4,677         862       1,428
     Provision for professional liability...................        36         (54)     (1,597)
     Loss on sale of assets.................................       115          45          11
     Other..................................................        --          --        (357)
     Changes in operating assets and liabilities, net of
       effects from acquisitions and disposals:
          Accounts receivable...............................   (20,885)    (33,775)    (51,886)
          Inventories.......................................      (712)     (1,524)     (1,396)
          Prepaid expenses and other........................    (3,833)     (3,472)      4,372
          Other assets......................................    (2,256)     (4,716)     (4,810)
          Accounts payable and accrued expenses.............    (2,449)       (401)     12,464
          Accrued salaries and benefits.....................       860      (1,582)       (234)
          Third-party settlements...........................    (1,924)     (1,178)      1,095
          Other liabilities.................................     1,089         391         145
                                                              --------   ---------   ---------
  Net cash provided by (used in) operating activities.......      (838)     (4,149)     19,042
INVESTING ACTIVITIES
  Purchase of property, plant and equipment.................   (15,557)    (15,545)    (20,890)
  Purchase of acquired companies, net of cash received......    (2,673)   (130,842)   (119,236)
                                                              --------   ---------   ---------
  Net cash used in investing activities.....................   (18,230)   (146,387)   (140,126)
FINANCING ACTIVITIES
  Proceeds from long-term debt..............................    12,000     248,042     186,045
  Repayments of debt........................................    (4,143)   (204,638)    (67,562)
  Issuance of common stock..................................       436     142,682         488
  Issuance of preferred stock...............................     3,705          --          --
  Repurchase of common stock................................        --     (14,884)         --
  Redemption of senior preferred stock......................        --     (22,739)         --
                                                              --------   ---------   ---------
  Net cash provided by financing activities.................    11,998     148,463     118,971
                                                              --------   ---------   ---------
Net decrease in cash and cash equivalents...................    (7,070)     (2,073)     (2,113)
  Cash and cash equivalents at beginning of period..........    11,256       4,186       2,113
                                                              --------   ---------   ---------
  Cash and cash equivalents at end of period................  $  4,186   $   2,113   $      --
                                                              ========   =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid during the period...........................  $  7,143   $   9,260   $  13,253
                                                              ========   =========   =========
  Income taxes paid during the period.......................  $  5,639   $   5,055   $   9,410
                                                              ========   =========   =========
ACQUISITIONS
  Assets acquired...........................................  $  6,811   $ 133,683   $ 131,912
  Liabilities assumed.......................................    (4,138)     (2,841)    (12,676)
                                                              --------   ---------   ---------
  Cash paid, net of cash acquired...........................  $  2,673   $ 130,842   $ 119,236
                                                              ========   =========   =========
NONCASH TRANSACTIONS
  Dividends and accretion...................................  $  5,077   $     696   $      --
                                                              ========   =========   =========

                            See accompanying notes.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1.  ORGANIZATION

     Province Healthcare Company (the "Company") was founded on February 2, 1996, and is engaged in the business of owning, leasing and managing hospitals in non-urban communities, principally in the northwestern and southwestern United States.

2.  ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and partnerships in which the Company or one of its subsidiaries is a general partner and has a controlling interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

RECLASSIFICATIONS

     Certain reclassifications have been made to the prior year financial statements to conform to the 1999 presentation. These reclassifications had no effect on net income.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     Cash equivalents include all highly liquid investments with an original maturity of three months or less when acquired. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one financial institution.

PATIENT ACCOUNTS RECEIVABLE

     The Company's primary concentration of credit risk is patient accounts receivable, which consist of amounts owed by various governmental agencies, insurance companies and private patients. The Company manages the receivables by regularly reviewing its accounts and contracts and by providing appropriate allowances for uncollectible amounts. Significant concentrations of gross patient accounts receivable at December 31, 1998 and 1999, consist of receivables from Medicare of 35% and 25%, respectively, and Medicaid of 12% and 10%, respectively. Concentration of credit risk relating to accounts receivable is limited to some extent by the diversity and number of patients and payors.

INVENTORIES

     Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated on the basis of cost. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase values, change capacities or extend useful lives are capitalized. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Amortization of equipment under capital leases is included in the provision for depreciation.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

INTANGIBLE ASSETS

     Intangible assets arising from the accounting for acquired businesses are amortized using the straight-line method over the estimated useful lives of the related assets which range from 5 years for management contracts to 15 to 35 years for cost in excess of net assets acquired.

     At December 31, 1998 and 1999, cost in excess of net assets acquired totaled $147,654,000 and $204,957,000, respectively, and accumulated amortization totaled $5,637,000 and $11,053,000, respectively. The carrying value of cost in excess of net assets acquired is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that cost in excess of net assets acquired will not be recoverable based on undiscounted cash flows of the related assets, the Company writes down the cost in excess of net assets acquired to estimated fair value.

OTHER ASSETS

     Deferred loan costs are included in other noncurrent assets and are amortized over the term of the related debt by the interest method. At December 31, 1998 and 1999, deferred loan costs totaled $4,487,000 and $5,242,000, respectively, and accumulated amortization totaled $1,637,000 and $2,384,000, respectively.

RISK MANAGEMENT

     The Company maintains self-insured medical and dental plans for employees. Claims are accrued under these plans as the incidents that give rise to them occur. Unpaid claim accruals are based on the estimated ultimate cost of settlement, including claim settlement expenses, in accordance with an average lag time and past experience. The Company has entered into a reinsurance agreement with an independent insurance company to limit its losses on claims. Under the terms of this agreement, the insurance company will reimburse the Company a maximum of $900,000 on any individual claim. These reimbursements are included in salaries, wages and benefits in the accompanying consolidated statements of income.

     At December 31, 1999, the Company purchased a tail policy in the commercial insurance market to transfer all risk for its professional liability.

OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities consist primarily of insurance liabilities, supplemental deferred compensation liability, and deferred income taxes.

PATIENT SERVICE REVENUE

     Net patient service revenue is reported as services are rendered at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Estimated settlements under third-party reimbursement agreements are accrued in the period the related services are rendered and adjusted in future periods as final settlements are determined.

MANAGEMENT AND PROFESSIONAL SERVICES

     Management and professional services is comprised of fees from management and professional services provided to third-party hospitals pursuant to management contracts and consulting arrangements. The base fees associated with the hospital management contracts are determined in the initial year of the contract on an individual hospital basis. In certain contracts, the Company is entitled to a yearly bonus based on the performance of the managed hospital. The base fee, which is fixed, is based on a fair market

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES wage and is not dependent on any bonus structure. The management contracts are adjusted yearly based on an agreed upon inflation indicator. The reimbursable expenses relate to salaries and benefits of Company employees that serve as executives at the managed hospitals. The salaries and benefits of these employees are legal obligations of, and are paid by, the Company and are reimbursed by the managed hospitals. Fees are recognized as revenue as services are performed. The Company does not maintain any ownership interest in and does not fund operating losses or guarantee any minimum income for managed hospitals. The Company does not have any guarantees to these hospitals, except for one managed hospital for which the Company has guaranteed the hospital's long-term debt of $500,000.

STOCK BASED COMPENSATION

     The Company, from time to time, grants stock options for a fixed number of common shares to employees. The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, recognizes no compensation expense for the stock option grants when the exercise price of the options equals, or is greater than, the market price of the underlying stock on the date of grant.

INTEREST RATE SWAP AGREEMENTS

     The Company enters into interest rate swap agreements as a means of managing its interest rate exposure. The differential to be paid or received is recognized over the life of the agreement as an adjustment to interest expense.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued, and was required to be adopted in years beginning after June 15, 1999. In June 1999, SFAS No. 137 was issued, deferring the effective date of SFAS no. 133 for one year. This statement requires all derivatives to be recorded on the balance sheet at fair value. This results in the offsetting changes in fair values or cash flows of both the hedge and the hedged item being recognized in earnings in the same period. Changes in fair value of derivatives not meeting the Statement's hedge criteria are included in income. The Company expects to adopt the new Statement January 1, 2001, and does not expect the adoption of the Statement to have a significant effect on its results of operations or financial position.

3.  ACQUISITIONS

COLORADO RIVER MEDICAL CENTER

     In August 1997, the Company acquired Colorado River Medical Center by purchasing certain assets totaling $6,811,000 and assuming certain liabilities and entering into a capital lease agreement totaling $4,138,000. Cost in excess of net assets acquired in the acquisition totaled approximately $1,007,000 and is being amortized over 15 years.

LAKE HAVASU SAMARITAN REGIONAL HOSPITAL

     In May 1998, the Company acquired Lake Havasu Samaritan Regional Hospital in Lake Havasu City, Arizona, for approximately $107,467,000. To finance this acquisition, the Company borrowed $106,000,000 under its revolving credit facility. Cost in excess of net assets acquired in the acquisition totaled approximately $76,474,000 and is being amortized over 35 years. The Company has started construction on an ancillary expansion, which is expected to cost approximately $26,000,000.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

ELKO GENERAL HOSPITAL

     In June 1998, the Company acquired Elko General Hospital in Elko, Nevada, for a purchase price of approximately $24,854,000, including the final working capital settlement in 1999 of $1,603,000. To finance this acquisition, the Company borrowed $22,000,000 under its revolving credit facility. Cost in excess of net assets acquired in the acquisition totaled approximately $17,727,000 and is being amortized over 35 years. The Company has started construction on a replacement facility that is expected to cost approximately $30,000,000.

EUNICE COMMUNITY MEDICAL CENTER

     In February 1999, the Company entered into a special services agreement for the lease of Eunice Community Medical Center ("Eunice") in Eunice, Louisiana by purchasing certain assets totaling $4,899,000 and assuming certain liabilities and entering into a ten-year lease agreement with a five-year renewal option, totaling $767,000. Cost in excess of net assets acquired in the acquisition totaled approximately $2,885,000 and is being amortized over 15 years.

GLADES GENERAL HOSPITAL

     In April 1999, the Company acquired assets totaling $17,151,000 and assumed liabilities totaling $4,926,000 of Glades General Hospital ("Glades") in Belle Glade, Florida. To finance this acquisition, the Company borrowed $13,500,000 under its revolving credit facility. Cost in excess of net assets acquired in the acquisition totaled approximately $8,920,000 and is being amortized over 35 years.

DOCTORS' HOSPITAL OF OPELOUSAS

     In June 1999, the Company acquired assets totaling $25,715,000 and assumed liabilities totaling $2,753,000 of Doctors' Hospital of Opelousas ("Opelousas"), in Opelousas, Louisiana. To finance this acquisition, the Company borrowed $22,000,000 under its revolving credit facility. Cost in excess of net assets acquired in the acquisition totaled approximately $5,069,000 and is being amortized over 35 years. The allocation of the purchase price has been determined based upon currently available information and is subject to further refinement pending final working capital settlement.

TRINITY VALLEY MEDICAL CENTER AND MINDEN MEDICAL CENTER

     In October 1999, the Company acquired assets totaling $82,544,000 and assumed liabilities totaling $4,230,000 of Trinity Valley Medical Center ("Trinity") in Palestine, Texas and Minden Medical Center ("Minden") in Minden, Louisiana. To finance the acquisition, the Company borrowed $77,000,000 under its revolving credit facility. Trinity was merged with and into Memorial Mother Frances Hospital, a hospital already owned by the Company, in Palestine, Texas, and the name changed to Palestine Regional Medical Center. Cost in excess of net assets acquired in the acquisition totaled approximately $37,118,000 and is being amortized over 35 years. The allocation of the purchase price has been determined based upon currently available information and is subject to further refinement pending final working capital settlement.

OTHER INFORMATION

     In accordance with its stated policy, management of the Company evaluates all acquisitions independently to determine the appropriate amortization period for cost in excess of net assets acquired. Each evaluation includes an analysis of factors such as historic and projected financial performance, evaluation of the estimated useful lives of buildings and fixed assets acquired, the indefinite lives of

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES certificates of need and licenses acquired, the competition within local markets, and lease terms where applicable.

     The foregoing acquisitions were accounted for using the purchase method of accounting. The operating results of the acquired companies have been included in the accompanying consolidated statements of income from the respective dates of acquisition.

     The following pro forma information reflects the operations of the entities acquired in 1997, 1998 and 1999, as if the respective transactions had occurred as of the first day of the fiscal year immediately preceding the year of the acquisitions (in thousands, except per share data):

                                                           1997       1998       1999
                                                         --------   --------   --------
Net operating revenue..................................  $258,406   $400,160   $415,277
Net income (loss) to common shareholders...............    (6,049)     8,356     15,201
Basic net income (loss) per share to common
  shareholders.........................................     (1.05)      0.63       0.97
Diluted net income (loss) per share common
  shareholders.........................................     (1.05)      0.61       0.95

     The pro forma results of operations do not purport to represent what the Company's results would have been had such transactions in fact occurred at the beginning of the periods presented or to project the Company's results of operations in any future period.

     The Company has minority ownership in various health care related businesses. These investments are accounted for by the equity method. The assets, liabilities and results of operations of these businesses are not material to the consolidated financial statements.

4.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Land........................................................  $ 12,448   $ 16,109
Leasehold improvements......................................     3,392      9,162
Buildings and improvements..................................    61,176    108,844
Equipment...................................................    42,385     72,481
                                                              --------   --------
                                                               119,401    206,596
Less allowances for depreciation and amortization...........   (15,242)   (26,878)
                                                              --------   --------
                                                               104,159    179,718
Construction-in-progress (estimated cost to complete at
  December 31, 1999 -- $35,058).............................     7,955      6,411
                                                              --------   --------
                                                              $112,114   $186,129
                                                              ========   ========

     Assets under capital leases were $17,374,000 and $19,344,000, net of accumulated amortization of $3,957,000 and $6,082,000 at December 31, 1998 and 1999, respectively. Interest is capitalized in connection with construction projects at the Company's facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1998 and 1999, respectively, $288,000 and $410,000 of interest cost was capitalized.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

5.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Revolving credit agreement..................................  $127,000   $246,300
Other debt obligations......................................     1,652      7,288
                                                              --------   --------
                                                               128,652    253,588
Obligations under capital leases (see Note 10)..............     7,446      8,627
                                                              --------   --------
                                                               136,098    262,215
  Less current maturities...................................    (1,797)    (2,223)
                                                              --------   --------
                                                              $134,301   $259,992
                                                              ========   ========

     On September 10, 1999, the Company increased the size of its credit facility to $295,000,000, including a revolving line of credit of $255,300,000 and an end-loaded lease facility of $39,700,000. At December 31, 1999, the Company had $246,300,000 outstanding under its revolving line of credit and $43,400,000 available, which includes availability under the end-loaded lease facility that can be converted to revolver availability at the Company's option.

     The loans under the Credit Agreement bear interest, at the Company's option, at the adjusted base rate or at the adjusted LIBOR rate. The interest rate ranged from 6.21% to 9.00% during 1999. The Company pays a commitment fee, which varies from one-quarter to one-half of one percent of the unused portion, depending on the Company's compliance with certain financial ratios. The Company may prepay the principal amount outstanding under the revolving credit agreement at any time before the maturity date of March 30, 2003.

     The Credit Agreement contains limitations on the Company's ability to incur additional indebtedness (including contingent obligations), sell material assets, retire, redeem or otherwise reacquire its capital stock, acquire the capital stock or assets of another business, and pay dividends. The Credit Agreement also requires the Company to maintain a specified net worth and meet or exceed certain coverage, leverage, and indebtedness ratios. Indebtedness under the Credit Agreement is secured by substantially all assets of the Company.

     Interest rate swap agreements are used to manage the Company's interest rate exposure under the Credit Agreement. In 1997, the Company entered into an interest rate swap agreement, which effectively converted for a five-year period $35,000,000 of floating-rate borrowings to fixed-rate borrowings. In 1998, the Company entered into an interest rate swap agreement, which effectively converted for a five-year period $45,000,000 of floating-rate borrowings to fixed-rate borrowings. The Company secured a 6.27% fixed interest rate on the 1997 swap agreement, and a 5.625% fixed interest rate on the 1998 swap agreement. These agreements expose the Company to credit losses in the event of non-performance by the counterparties to its financial instruments. The Company anticipates that the counterparties will fully satisfy their obligations under the contracts.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     Aggregate maturities of long-term obligations at December 31, 1999, excluding capital leases, are as follows (in thousands):

2000........................................................  $    737
2001........................................................    55,222
2002........................................................   100,819
2003........................................................    95,875
2004........................................................       935
                                                              --------
                                                              $253,588
                                                              ========

6.  STOCKHOLDERS' EQUITY

COMMON STOCK

     In May 1997, the Company declared a three-for-one stock split of the outstanding common stock and common stock options and warrant. All common share and per share data included in the accompanying consolidated financial statements and footnotes have been restated to reflect this stock split.

     In February 1998, the Company merged with a wholly-owned subsidiary in order to change its jurisdiction of incorporation to Delaware and change its name to Province Healthcare Company. In the merger, the Company exchanged 1.83 shares of its no par common stock for each share of the subsidiary's $0.01 par value common stock. All common share and per share data included in the consolidated financial statements and footnotes have been restated to reflect this reincorporation. As a result of the reincorporation, $2,053,000 was reclassified from common stock to additional paid-in-capital upon conversion from no par to $0.01 par value Common Stock.

     In February 1998, the Company closed its initial public offering of 5,405,000 shares of common stock at an offering price of $16.00 per share. In connection with the offering, the Series B redeemable junior preferred stock was converted into common stock at the public offering price of the common stock. The net proceeds from the offering were used to redeem the outstanding balance of the Series A redeemable senior preferred stock plus accrued dividends, reduce the balance of the outstanding term and revolving credit loans, and repurchase a portion of the common stock which was issued upon conversion of the Series B redeemable junior preferred stock.

     In July 1998, the Company completed its public offering of 2,685,500 shares of common stock at an offering price of $26.00 per share. The net proceeds from the offering of approximately $65,700,000 were used primarily to reduce debt.

STOCK OPTIONS

     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     In March 1997, the Company's Board of Directors approved the 1997 Long-Term Equity Incentive Plan (the "Plan"). Under the Plan, options to purchase shares may be granted to officers, employees, and directors. The options have a maximum term of ten years and generally vest in five equal annual installments. Options are generally granted at not less than market price on the date of grant.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     The following is a summary of option transactions during 1997, 1998 and 1999:

                                                            NUMBER OF        OPTION
                                                             OPTIONS       PRICE RANGE
                                                            ----------   ---------------
Balance at January 1, 1997................................          --   $   --   $   --
  Options granted.........................................     286,907     4.58     4.58
  Options exercised.......................................          --       --       --
  Options forfeited.......................................      (8,252)    4.58     4.58
                                                            ----------
Balance at December 31, 1997..............................     278,655     4.58     4.58
  Options granted.........................................     633,868    16.00    28.06
  Options exercised.......................................      (9,310)    4.58    16.00
  Options forfeited.......................................    (119,013)    4.58    16.00
                                                            ----------
Balance at December 31, 1998..............................     784,200     4.58    28.06
  Options granted.........................................     631,440    14.25    16.13
  Options exercised.......................................     (26,648)    4.58    26.00
  Options forfeited.......................................     (85,493)    4.58    26.00
                                                            ----------
Balance at December 31, 1999..............................   1,303,499
                                                            ==========

     The following table summarizes information concerning outstanding and exercisable options at December 31, 1999:

                           OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
--------------------------------------------------------------------------   ----------------------
                                                     WEIGHTED
                                                      AVERAGE     WEIGHTED                 WEIGHTED
                                                     REMAINING    AVERAGE                  AVERAGE
RANGE OF                                NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES                       OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------                       -----------   -----------   --------   -----------   --------
$ 4.58-$ 4.58.......................     210,488        7.2        $ 4.58      115,318      $ 4.58
 14.25- 14.25.......................      90,933        9.5         14.25       90,933       14.25
 15.13- 15.13.......................     357,706        9.2         15.13           --          --
 16.00- 16.00.......................     363,116        8.1         16.00       82,406       16.00
 16.13- 16.13.......................     149,656        9.7         16.13           --          --
 21.00- 21.00.......................      80,600        8.8         21.00       16,120       21.00
 26.00- 26.00.......................      43,000        8.4         26.00        8,600       26.00
 28.06- 28.06.......................       8,000        8.9         28.06        1,600       28.06
-------------                         ----------    -------       -------    ---------     -------
$ 4.58-$28.06.......................   1,303,499        8.6        $14.52      314,977      $11.90
=============                         ==========    =======       =======    =========     =======

     At December 31, 1997 and 1998, respectively, 37,736 and 88,333 options were exercisable. At December 31, 1999, the Company had options representing 1,269,559 shares available for future grant.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, Accounting for Stock Based Compensation, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1998 and 1999, respectively: risk-free interest rate of 6.41%, 5.28% and 5.51%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of .563, .640 and .756; and a weighted-average expected life of the option of 5 years. The estimated weighted average fair values of shares granted during 1997, 1998 and 1999, using the Black-Scholes option pricing model, were $2.90, $12.80 and $9.97, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands, except for per share information):

                                                              1997      1998     1999
                                                             -------   ------   -------
Pro forma net income (loss) to common shareholders.........  $(1,131)  $8,592   $12,681
Pro forma net income (loss) per share to common
  shareholders:
  Basic....................................................    (0.20)    0.64      0.81
  Diluted..................................................    (0.20)    0.63      0.79

EMPLOYEE STOCK PURCHASE PLAN

     In May 1998 the Company's Board adopted, and in June 1998 the stockholders approved, the Province Healthcare Company Employee Stock Purchase Plan (the "ESSP"). Under the Plan, employees may purchase shares of common stock at 85% of market price on the first day of the year or 85% of the market price on the last day of the year, whichever is lower. The shares are purchased each year with funds withheld from employees through payroll deductions from January 1 through December 31. A total of 250,000 shares of Common Stock have been reserved for issuance under the ESSP. Participation in the Plan commenced June 1, 1998. Shares issued under the Plan totaled -0- and 10,822 in 1998 and 1999, respectively.

7.  PATIENT SERVICE REVENUE

     The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. A summary of the payment arrangements with major third-party payors follows:

     - Medicare -- Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per diagnosis related group ("DRG"). These DRG rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services, certain outpatient services and medical education costs related to Medicare beneficiaries are paid based on a cost reimbursement methodology subject to various cost limits. The Company is reimbursed for cost-based services at a tentative rate, with final settlement determined after submission of annual cost reports by the Company and audits thereof by the Medicare fiscal intermediary. The Company's classification of patients under the Medicare program and the appropriateness of their admission are subject to an independent review. The majority of the Company's Medicare cost reports have been audited by the Medicare fiscal intermediary through December 31, 1996.

     - Medicaid -- Inpatient services rendered to the recipients under the Medi-Cal program (California's medicaid program) are reimbursed either under contracted rates or reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports by the Company and audits thereof by Medi-Cal. The Company owns or leases four hospitals in California, and its Medi-Cal cost reports have been audited by the Medi-Cal fiscal intermediary through December 31, 1996. The Medicaid programs of the other states in which the Company owns or leases hospitals are prospective payment systems which generally do not have retroactive cost report settlement procedures.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     - Other -- The Company also has entered into payment agreements with certain commercial insurance carriers, health maintenance organizations and preferred provider organizations. The basis for payment to the Company under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

     Approximately 73.4%, 68.9% and 68.6% of gross patient service revenue for the years ended December 31, 1997, 1998 and 1999, respectively, are from participation in the Medicare and state-sponsored Medicaid programs.

     The Company owns or leases four hospitals in California, which accounted for 40.9% of net operating revenue in 1997 and 33.4% in 1998 and 22.7% in 1999.

     Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions. Differences between original estimates and subsequent revisions (including final settlements) are included in the statements of income in the period in which the revisions are made, and resulted in increases in net patient service revenue of $3,257,000, $4,050,000 and $892,000 in 1997, 1998 and 1999, respectively.

8.  INCOME TAXES

     The provision for income taxes consists of the following amounts (in thousands):

                                                              1997      1998     1999
                                                             -------   ------   -------
Current:
  Federal..................................................  $  (829)  $5,556   $ 7,397
  State....................................................     (198)   1,509     1,773
                                                             -------   ------   -------
                                                              (1,027)   7,065     9,170
Deferred:
  Federal..................................................    3,776      905     1,830
  State....................................................      901      (43)      148
                                                             -------   ------   -------
                                                               4,677      862     1,978
                                                             -------   ------   -------
                                                             $ 3,650   $7,927   $11,148
                                                             =======   ======   =======

     The differences between the Company's effective income tax rate of 47.2%, 44.2%, and 43.5% for 1997, 1998 and 1999, respectively, and the statutory federal income tax rate of 34.0% for 1997, and 35.0% for 1998 and 1999 are as follows (in thousands):

                                                               1997     1998     1999
                                                              ------   ------   -------
Statutory federal rate......................................  $2,627   $6,277   $ 8,977
State income taxes, net of federal income tax benefit.......     464      953     1,248
Amortization of goodwill....................................     577      594       594
Other.......................................................     (18)     103       329
                                                              ------   ------   -------
                                                              $3,650   $7,927   $11,148
                                                              ======   ======   =======

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     The components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
Deferred tax assets--current:
  Accrued vacation liability................................  $ 1,061   $ 1,555
  Accrued liabilities.......................................      457        42
                                                              -------   -------
  Deferred tax assets--current..............................    1,518     1,597
Deferred tax liabilities--current:
  Accounts and notes receivable.............................     (136)     (443)
  Accrued liabilities.......................................       --      (200)
                                                              -------   -------
  Deferred tax liabilities-current..........................     (136)     (643)
                                                              -------   -------
Net deferred tax assets--current............................  $ 1,382   $   954
                                                              =======   =======
Deferred tax assets--noncurrent:
  Net operating losses......................................  $   520   $   795
  Accrued liabilities.......................................      670        33
  Other.....................................................      162       170
                                                              -------   -------
                                                                1,352       998
  Less valuation allowance..................................     (286)     (286)
                                                              -------   -------
  Deferred tax assets--noncurrent...........................    1,066       712
Deferred tax liabilities--noncurrent:
  Property, plant and equipment.............................   (5,224)   (4,845)
  Management contracts......................................     (284)     (188)
  Goodwill..................................................   (1,249)   (2,920)
                                                              -------   -------
  Deferred tax liabilities--noncurrent......................   (6,757)   (7,953)
                                                              -------   -------
Net deferred tax liabilities--noncurrent....................  $(5,691)  $(7,241)
                                                              =======   =======
Total deferred tax assets...................................  $ 2,870   $ 2,595
                                                              =======   =======
Total deferred tax liabilities..............................  $ 6,893   $ 8,596
                                                              =======   =======
Total valuation allowance...................................  $   286   $   286
                                                              =======   =======

     In the accompanying consolidated balance sheets, net current deferred tax assets and net noncurrent deferred tax liabilities are included in prepaid expenses and other, and other liabilities, respectively.

     The Company had Federal net operating loss carryforwards (NOLs) of approximately $714,000 at December 31, 1998 and 1999 related to a subsidiary. These NOLs will expire beginning in 2009. Due to restrictions on the use of the NOLs, management believes there is a risk they may expire unused, and accordingly, has established a valuation reserve against the tax benefit of the NOLs. Management believes it is more likely than not that the remaining deferred tax assets, will ultimately be realized through future taxable income from operations.

     During 1997, the Internal Revenue Service finalized its examination of the predecessor company's federal income tax returns for the 1993 and 1994 years. Finalization of the examination had no impact on the financial condition or results of operations of the Company.

     The IRS is currently engaged in an examination of the predecessor company's federal income tax returns for 1995 and 1996. Finalization of the examination is not expected to have a significant impact on the financial condition or results of operations of the Company.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

9.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                             1997      1998      1999
                                                            -------   -------   -------
Numerator for basic and diluted income (loss) per share to
  common shareholders:
  Net income..............................................  $ 4,075   $10,007   $14,501
  Less preferred stock dividends..........................   (5,077)     (696)       --
                                                            -------   -------   -------
  Net income (loss) to common shareholders................  $(1,002)  $ 9,311   $14,501
                                                            =======   =======   =======
Denominator:
  Denominator for basic income (loss) per share to common
     shareholders -- weighted-average shares..............    5,787    13,344    15,726
  Effect of dilutive securities:
       Stock rights.......................................      336        --        --
       Warrants...........................................      189        --        --
       Employee stock options.............................      149       328       286
                                                            -------   -------   -------
  Denominator for diluted income (loss) per share to
     common shareholders -- adjusted weighted-average
     shares...............................................    6,461    13,672    16,012
                                                            =======   =======   =======
Basic net income (loss) per share to common
  shareholders............................................  $ (0.17)  $  0.70   $  0.92
                                                            =======   =======   =======
Diluted net income (loss) per share to common
  shareholders............................................  $ (0.17)  $  0.68   $  0.91
                                                            =======   =======   =======

     Diluted loss per share amounts for 1997 have been calculated using the same denominator as used in the basic loss per share calculation, as the inclusion of dilutive securities in the denominator would have an anti-dilutive effect.

10.  LEASES

     During 1998, the Company entered into a five-year $35,000,000 End-Loaded Lease Financing (the "ELLF") agreement which was increased to $39,700,000 on September 10, 1999, to provide a financing option for future construction of medical office buildings on the campuses of its owned/leased hospitals, and may be used for the construction of a replacement facility at one of its owned hospitals. The interest rate and facility fee rate are substantially the same as the Company's revolving line of credit (see Note 5). All lease payments are guaranteed by the Company. At December 31, 1999, $34,400,000 was available under the ELLF agreement.

     The Company leases various buildings, office space and equipment. The leases expire at various times and have various renewal options. These leases are classified as either capital leases or operating leases based on the terms of the respective agreements.

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES

     Future minimum payments at December 31, 1999, by year and in the aggregate, under capital leases and noncancellable operating leases with terms of one year or more consist of the following (in thousands):

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
                                                              -------   ---------
2000........................................................  $ 2,076    $ 5,883
2001........................................................    2,085      4,703
2002........................................................    1,595      3,918
2003........................................................    1,378      3,521
2004........................................................      930      3,214
Thereafter..................................................    3,457     11,287
                                                              -------    -------
Total minimum lease payments................................   11,521    $32,526
                                                                         =======
Amount representing interest................................   (2,894)
                                                              -------
Present value of net minimum lease payments (including
  $1,486 classified as current).............................  $ 8,627
                                                              =======

11.  LITIGATION

     The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company's consolidated financial position or results of operations.

12.  RETIREMENT PLANS

     The Company sponsors defined contribution employee benefit plans which cover substantially all employees. Employees may contribute a percentage of eligible compensation subject to Internal Revenue Service limits. The plans call for the Company to make matching contributions, based on either a percentage of employee contributions or a discretionary amount as determined by the Company. Contributions by the Company to the plans totaled $988,000, $1,340,000 and $1,865,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     The Company sponsors a nonqualified supplemental deferred compensation plan for selected management employees. As determined by the Board of Directors, the Plan provides a benefit of 1% to 3% of the employee's compensation. The participant's amount is fully vested, except in those instances where the participant's employment terminates for any reason other than retirement, death or disability, in which case the participant forfeits a portion of the employer's contribution depending on length of service. Plan expenses totaled $98,000, $197,000, and $167,000 for the years ended December 31, 1997, 1998 and
1999, respectively.

13.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Cash and Cash Equivalents -- The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

     Accounts Receivable and Accounts Payable -- The carrying amount reported in the balance sheets for accounts receivable and accounts payable approximates fair value.

     Long-Term Obligations -- The carrying amount reported in the balance sheets for long-term obligations approximates fair value. The fair value of the Company's long-term obligations is estimated

                  PROVINCE HEALTHCARE COMPANY AND SUBSIDIARIES using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     Interest rate swap agreements -- The fair value of the Company's interest rate swap agreements is $1,908,000 at December 31, 1999, based on quoted market prices for similar debt issues.

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial information for the years ended December 31, 1998, and 1999 is summarized below (in thousands, except per share data):

                                                                  QUARTER
                                                   --------------------------------------
                                                    FIRST    SECOND     THIRD     FOURTH
                                                   -------   -------   -------   --------
1998
Net operating revenue............................  $47,851   $56,632   $67,271   $ 67,100
Income before income taxes.......................    4,047     3,811     4,550      5,525
Net income.......................................    2,275     2,134     2,531      3,067
Net income to common shareholders................    1,579     2,134     2,531      3,067
Basic net income per share to common
  shareholders...................................     0.17      0.16      0.17       0.20
Diluted net income per share to common
  shareholders...................................     0.16      0.16      0.16       0.19
1999
Net operating revenue............................   73,247    81,225    85,682    106,539
Income before income taxes.......................    7,195     5,854     5,352      7,248
Net income.......................................    4,065     3,307     3,024      4,105
Basic net income per share to common
  shareholders...................................     0.26      0.21      0.19       0.26
Diluted net income per share to common
  shareholders...................................     0.25      0.21      0.19       0.26

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,020,100 SHARES

                            PROVINCE HEALTHCARE LOGO

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS
                                ----------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                           DEUTSCHE BANC ALEX. BROWN
                          FIRST UNION SECURITIES, INC.
                               ROBERTSON STEPHENS
                            WARBURG DILLON READ LLC

                                 APRIL 6, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------